Exhibit 2.1

ACQUISITION AGREEMENT

BY AND AMONG

RACINE FEDERATED INC.,

THE SHAREHOLDERS’ REPRESENTATIVE (AS DEFINED HEREIN),

BADGER METER, INC.

AND

RFI ACQUISITION CORP.

DATED AS OF DECEMBER 30, 2011

i

September 30,
5.14 Taxes	29
5.15 Employee Benefit Plans	31
5.16 Labor Matters	34
5.17 Intellectual Property	35
5.18 Information Technology; Security and Privacy	35
5.19 Compliance with Laws	35
5.20 Major Customers and Suppliers; Dealers and Distributors	35
5.21 Product Warranty and Product Liability	36
5.22 Undisclosed Liabilities	37
5.23 Brokerage	37
5.24 Related Parties Transactions	37
5.25 Insurance	37
5.26 Consents	37
5.27 Powers of Attorney	37
5.28 Corporate Records and Minute Book	38
5.29 FCPA and Customs Duties	38
5.30 Product Compliance	38
5.31 Specifically Designated National and Blocked Persons	38
5.32 Gifts and Benefits	38
5.33 Personnel Record	39
5.34 Officers and Directors; Bank Accounts	39
5.35 Representations with respect to PCT	39

6. Representations and Warranties of Buyer and Merger Sub	39

6.01 Corporate Organization	39
6.02 Authorization of Agreement	39
6.03 Litigation	40
6.04 No Brokers or Finders	40
6.05 Investment Intent	40

7. Pre-Closing Covenants	40

7.01 General	40
7.02 Notices and Consents	40
7.03 Conduct of Business Pending the Closing	40
7.04 Access to Books and Records	42
7.05 Special Meeting	42
7.06 Company Representations and Warranties	43
7.07 No Solicitation	44
7.08 R&D Payment	44
7.09 RFIE	44
7.10 Director and Officer Indemnification	45
7.11 Voting Agreement	45
7.12 Dividends	45

8. Closing Conditions	45

September 30,
8.01 Conditions to Obligations of Each Party	45
8.02 Conditions to Obligation of the Company	45
8.03 Conditions to Obligation of Buyer	47

9. Mutual Covenants and Agreements	49

9.01 Further Assurances	49
9.02 Post-Closing Access to Information	49
9.03 Litigation Assistance	49
9.04 Tax Matters	50
9.05 Products Liability	52
9.06 Workers’ Compensation	52

10. Shareholders’ Restrictive Covenants	53

10.01 Noncompetition	53
10.02 Covenant Not to Solicit; Non-Interference	53
10.03 Confidentiality	54
10.04 Remedy for Certain Breaches	54
10.05 Nature of Restrictions	54

11. Indemnification	55

11.01 Indemnification by the Shareholders	55
11.02 Indemnification by Buyer	55
11.03 Procedure	56
11.04 Mitigation	57
11.05 [INTENTIONALLY OMITTED]	57
11.06 Survival of Indemnification	57
11.07 Materiality	58
11.08 De minimis Amount and Basket	58
11.09 Additional Limitations	58
11.10 Additional Provisions	58
11.11 Actual Knowledge	59
11.12 Assignment/Reimbursement	59
11.13 No Duplication of Warranties	60
11.14 Sole Remedy	60

12. Termination	60

12.01 Grounds for Termination	60
12.02 Effect of Termination	61

13. Miscellaneous	61

13.01 Further Assurances	61
13.02 Governing Law; Jurisdiction	61
13.03 Entire Agreement	62
13.04 Public Announcement	62

September 30,
13.05 Notices	62
13.06 Incorporation of Terms	63
13.07 Construction	63
13.08 Severability	64
13.09 Amendment	64
13.10 Assignment; Binding Effect	64
13.11 Benefit	64
13.12 Facsimile Signature; Counterparts	64
13.13 Appointment of the Shareholders’ Representative; Shareholders’ Representative Fund	65

SCHEDULES:

Schedule A Shareholders and Shares
Schedule B Net Working Capital Line Items, Practices, Principles and Methodologies
Schedule C Parties to Voting Agreement

EXHIBITS:

Exhibit A Form of Voting and Joinder Agreement
Exhibit B Form of Letter of Transmittal
Exhibit C Form of Waiver and Release

ACQUISITION AGREEMENT

THIS ACQUISITION AGREEMENT (this “Agreement”) is made and entered into as of December 30, 2011 by and among RACINE FEDERATED INC., a Wisconsin corporation (the “Company”), RFI ACQUISITION CORP., a Wisconsin corporation (“Merger Sub”), BADGER METER, INC., a Wisconsin corporation (“Buyer”), and John E. Erskine, Jr., solely, for the purposes of acting as the Shareholders’ Representative as described herein.

RECITALS

A. The Company is engaged in the business of designing, manufacturing and selling (1) precision instruments and systems for measuring the rates of flow of liquids and gases and (2) concrete vibrators for the construction industry and for civic infrastructure (such business, as conducted by the Company immediately prior to the Closing, being referred to herein as the “Business”).

B. The Persons listed as shareholders of the Company on attached Schedule A (collectively, the “Shareholders” and individually, a “Shareholder”) own all of the issued and outstanding shares of the Common Stock (the “Shares”).

C. The Board of Directors of the Company and Buyer, as applicable, deem it to be in the best interests of Buyer, the Company and the Shareholders to accomplish the acquisition of the Shares by Buyer from the Shareholders through a merger of Merger Sub with and into the Company, with the Company being the surviving corporation (the “Merger”), pursuant to the terms of this Agreement and in accordance with Wisconsin Law.

D. The respective Boards of Directors of Buyer, Merger Sub and the Company have approved this Agreement and the consummation of the transactions contemplated hereby, including the Merger.

E. Buyer has required, as a condition to its willingness to enter into this Agreement, that certain Shareholders execute and deliver the Voting Agreement, concurrently with the execution and delivery of this Agreement.

AGREEMENTS

In consideration of the recitals and the mutual agreements which follow, the parties agree as follows:

1. Defined Terms; Construction.

1.01 Defined Terms. The following terms used in this Agreement shall have the meanings set forth below:

“Accounting Firm” has the meaning given in Section 3.04(b) below.

“Agreement” has the meaning given in the Preamble above.

“Articles of Merger” has the meaning given in Section 2.03 below.

“Balance Sheet Date” has the meaning given in Section 5.04(a)(i) below.

“Basket” has the meaning given in Section 11.08 below.

“Business” has the meaning given in the Recitals above.

“Business Day” means any day other than a Saturday or Sunday or any other day on which commercial banks in Milwaukee, Wisconsin are authorized or required by applicable Law to close.

“Buyer” has the meaning given in the Preamble above.

“Buyer Indemnified Parties” has the meaning given in Section 11.01 below.

“Buyer’s Damages” has the meaning given in Section 11.01 below.

“Cash” means all cash and cash equivalent items (including checks deposited for the Company’s and the Company Subsidiaries’ respective accounts) of the Company and the Company Subsidiaries, including checking account balances, bank account balances and certificates of deposit, net of any outstanding checks.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., as amended, as in effect on the date of this Agreement and, as of Closing, as in effect on the Closing Date.

“Certificates” has the meaning given in Section 4.03(b).

“Claim” means any claim (including any product liability, malpractice or errors or omissions claim), cause of action, investigation, suit, action or legal, administrative or other proceeding.

“Closing” has the meaning given in Section 2.02 below.

“Closing Date” has the meaning given in Section 2.02 below.

“Closing Indebtedness and Expense Notice” has the meaning given in Section 3.01(b) below.

“Closing Indebtedness and Obligations” means Indebtedness, unpaid fiscal year 2011 bonuses and profit sharing, deferred compensation and severance obligations of the Company as of the Closing, including, without limitation, all deferred compensation and severance compensation the Company is contractually obligated to pay, as of the Closing, to John E. Erskine, Jr., John E. Erskine III, David M. Perkins, Cristie Leto, Glenn R. Coates, Charles P. Erskine, Thomas Nelson, Carol Hall Fox and Bertha Fleschko. Closing Indebtedness and Obligations shall not include (1) accrued expenses and accounts payable that are included in Net Working Capital and (2) capital lease obligations of approximately $20,000.

“Closing Net Working Capital” has the meaning given in Section 3.04(a) below.

“Closing Statement” has the meaning given in Section 3.04(a) below.

“Closing Statement Holdback” has the meaning given in Section 3.03(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means the no par value common stock of the Company.

“Company” has the meaning given in the Preamble above.

“Company Group” means the Company and the Company Subsidiaries.

“Company Group Benefit Plan” or “Company Group Benefit Plans” has the meaning given in Section 5.15(e) below.

“Company IT Systems” has the meaning given in Section 5.18 below.

“Company Subsidiary” and, collectively, “Company Subsidiaries” have the meanings given in Section 5.02 below.

“Consulting Agreement” has the meaning given in Section 3.01(a) below.

“Contaminant” means Hazardous Substances, solid waste, hazardous waste and any other individual or class of pollutants, contaminants, toxins, chemicals, substances, wastes or materials in their solid, liquid or gaseous phase, defined, listed, designated, regulated, classified or identified under any Environmental and Safety Law. This definition of Contaminant includes asbestos and asbestos–containing materials, mold, fungus, bacteria, petroleum or petroleum–based products or derivatives thereof, radioactive materials, flammable explosives and polychlorinated biphenyls.

“D&O Special Liability Insurance Policies” means, collectively, an employment practices liability policy, a directors and officers liability policy and a fiduciary liability policy, each with $5 million of coverage.

“DFI” has the meaning given in Section 2.03 below.

“Disclosure Schedule” means the schedules delivered by the Company in connection with the execution and delivery of this Agreement and collectively labeled the “Disclosure Schedule”, as more fully described in Section 7.06, as the same may be modified in Section 7.06.

“Disputed Claim” has the meaning given in Section 3.03(b).

“Dissenting Share” has the meaning given in Section 4.02 below.

“Dissenting Shareholder” has the meaning given in Section 4.02 below.

“Dollars” or “$” means United States Dollars.

“Effective Time” has the meaning given in Section 2.03 below.

“Employment Agreements” has the meaning given in Section 8.02(c)(vii) below.

“Encumbrance” means any mortgage, security interest, title retention agreement, option to purchase, right of first refusal, lien, easement, restriction, claim and other encumbrance, whether arising by agreement, operation of law or otherwise.

“Environment” means surface water, groundwater, soil, subsurface strata and ambient air.

“Environmental and Safety Law” means any Law in effect as of the Closing Date relating to (a) Releases or threatened Releases of Hazardous Substances into the Environment, (b) pollution or protection of the Environment, (c) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances, other than relating to useful products or materials manufactured, distributed or sold by the Company or (d) public or worker health and safety.

“Environmental Special Liability Insurance Policy” means a pollution legal liability insurance policy with $10 million of coverage.

“Environmental Permits” means Permits relating to the Environment which are required under, or are issued by, a Governmental Authority pursuant to Environmental and Safety Laws.

“EO13224” has the meaning given in Section 5.31 below.

“Equity Interests” means (a) any capital stock, share, partnership or membership interest, unit of participation, equity or equity-linked securities, convertible debt securities or other similar interest (however designated) in any Person and (b) any option, warrant, purchase right, conversion right, exchange rights, subscription, preemptive right or other agreements or commitments providing for the issuance, disposition or acquisition of any securities of any kind or other contractual obligation which would entitle any Person to acquire any interest described in clause (a) of this definition in such Person or otherwise entitle any Person to share in the equity, profit, earnings, losses or gains of such Person (including stock appreciation, phantom stock, profit participation or other similar rights).

“ERISA” has the meaning given in Section 5.15(a) below.

“Escrow Agreement” has the meaning given to it in Section 3.03(b) below.

“Estimated Closing Net Working Capital” has the meaning given in Section 3.01(c) below.

“Estimated Merger Consideration” has the meaning given in Section 3.01 below.

“Final Closing Statement Amounts” has the meaning given in Section 3.03(a).

“Former Property” has the meaning given in Section 5.12(b) below.

“Fringe Benefit Plans” has the meaning given in Section 5.15(c) below.

“Fundamental Representations” has the meaning given in Section 11.06 below.

“GAAP” means generally accepted accounting principles of the United States.

“Governmental Authority” means any foreign or United States federal, state or local government agency, division, subdivision thereof or any regulatory body, agency, authority or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or Taxing authority or power, any court or tribunal (or any department, bureau or division thereof).

“Hazardous Substances” means all hazardous substances, as that term is defined in CERCLA, and any other individual or class of pollutants, contaminants, toxins, chemicals, substances, wastes or materials in their solid, liquid or gaseous phase, regulated under any Environmental and Safety Law.

“Holdback Amount” has the meaning set forth in Section 3.02(a).

“Indebtedness” means, without duplication, (a) all obligations of the Company Group for borrowed money, (b) all obligations of the Company Group evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily made, (c) any obligations for the deferred purchase price of properties or services with respect to which a member of the Company Group is liable, contingently or otherwise, other than in the Ordinary Course of Business, (d) any commitment assuring a creditor against loss (including guarantees and contingent reimbursement obligations with respect to letters of credit), and (e) all accrued interest and other amounts payable with respect to the foregoing, specifically excluding the obligations of PCT under that certain Guarantee for Payment of Sums Due to the Commissioners of HM Customs and Excise dated April 26, 1999 and any related agreements, documents and instruments by which Midland Bank plc guarantees the payment of duties, levies, charges, deposits and related amounts due and payable from PCT to HM Customs and Excise except to the extent a reimbursement obligation has been incurred and is outstanding. For the avoidance of doubt, (i) accounts payable, operating leases, deferred income Taxes, non-consolidated interest accounts, other accrued liabilities and any and all indebtedness paid by the Company at or prior to the Closing and other normal-course liabilities (all to the extent incurred in the Ordinary Course of Business) shall be specifically excluded from the term “Indebtedness” for purposes of this Agreement, and (ii) the Company’s revolving line of credit with Johnson Bank shall be considered “Indebtedness” only to the extent amounts have been drawn and are outstanding as of the Closing Date. In no event shall Indebtedness include any liabilities used in the calculation of the Net Working Capital.

“Indemnified Party” has the meaning given in Section 11.03(a) below.

“Indemnifying Party” has the meaning given in Section 11.03(a) below.

“Indemnity Holdback” has the meaning given in Section 3.03(a).

“Insurance Policies” has the meaning given in Section 5.25 below.

“Interim Balance Sheet” has the meaning given in Section 5.04(a)(ii) below.

“Interim Balance Sheet Date” has the meaning given in Section 5.04(a)(ii) below.

“Knowledge” (a) when used in relation to the Company Group, including in the phrases “to the Knowledge of the Company,” “known to the Company,” of which the Company “knows” or similar references, means the knowledge of John E. Erskine, Jr., John E. Erskine III, David M. Perkins, Cristie Leto, James Frommell or Glenn R. Coates, which is either (i) such Person’s actual knowledge or (ii) information which such Person would discover after a reasonable review of his or her files (including information, documents or material stored in any electronic form) and, in the case of John E. Erskine III and David M. Perkins only, a reasonable interview of the following direct reports of such Person: Dominic Cariello, William Roeber, Kelly Kauffman and Shannon Rollins; provided that this clause (ii) shall not apply in those limited instances where this Agreement specifically states that the Company’s Knowledge is limited to actual Knowledge; and (b) when used in relation to Buyer, including in the phrases “to the Knowledge of Buyer,” “known to Buyer,” of which Buyer “knows” or similar references, means the knowledge of William Bergum, Gregory Gomez or Jean-Pierre Biever, which is such Person’s actual knowledge.

“Law” means any foreign government or any United States federal, state or local law, statute, ordinance, code, rule, regulation or governmental order (to the extent applicable to the Company Group), or any similar provision having the force or effect of law.

“Letter of Transmittal” has the meaning given in Section 4.03(b) below.

“Majority of the Shareholders” has the meaning given in Section 13.13(b) below.

“Material Adverse Effect” means any event, circumstance, change, or effect which, when considered either individually or in the aggregate, is, or, to the actual knowledge of John E. Erskine, Jr., John E. Erskine III, David M. Perkins, Cristie Leto, James Frommell or Glenn R. Coates, is reasonably likely to be, materially adverse to the Business, or to the operations, assets or financial condition of the Company Group. However, a Material Adverse Effect, when used with respect to the Company Group, does not include a material adverse effect or impact on the Business, operations, assets or financial condition of the Company Group that is caused by (i) one or more downturns in the economy, the securities markets, the financing markets or the credit markets in general which does not disproportionately affect the Company Group relative to other industry participants, (ii) one or more downturns in the industries in which the Company Group operates which does not disproportionately affect them relative to other industry participants, (iii) a decrease in the financial performance of the Company Group between that date hereof and the Closing, (iv) geopolitical conditions, acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such conditions, acts of war, armed hostilities, sabotage or terrorism, (v) changes in applicable Laws, rules or regulations or any interpretation of the foregoing which does not disproportionately affect the Company Group relative to other industry participants, (vii) changes in GAAP, (viii) the announcement or consummation of the Closing of the transactions contemplated hereby or (ix) the effect of any action or any failure to act taken by Buyer contemplated by this Agreement.

“Material Contracts” has the meaning given in Section 5.10(a) below.

“Merger” has the meaning given in the Recitals above.

“Merger Consideration” has the meaning given in Section 3.01 below.

“Merger Consideration Decrease” has the meaning given in Section 3.04(d) below.

“Merger Consideration Increase” has the meaning given in Section 3.04(d) below.

“Merger Sub” has the meaning given in the Preamble.

“Merger Sub Common Stock” has the meaning given in Section 4.01(b) below.

“Net Working Capital” shall mean the amount of the current assets of the Company as of the Closing Date (including Cash and net of all reserves) minus the current liabilities of the Company as of the Closing Date (including all accrued expenses, including, without limitation, bonuses and profit sharing accruals and property tax accruals for fiscal year 2012 through the Effective Time). The amount of each item included in the determination of Net Working Capital will be determined in accordance with GAAP applied on a basis consistent with the Company’s past practices, principles and methodologies. Notwithstanding the foregoing, any and all items of Cash, Closing Indebtedness and Obligations, any investments held by the Company (provided that investments do not include interests in subsidiaries or affiliates of the Company, such as PCT) and any and all Transaction Expenses (or any “prepaid” or other asset created as the result of the payment of a Transaction Expense), to the extent each such item is otherwise included in computing the Merger Consideration, shall not be taken into account in determining the Net Working Capital. The attached Schedule B sets forth the line items, practices, principles and methodologies used to calculate Net Working Capital.

“OFAC” has the meaning given in Section 5.30 below.

“Ordinary Course of Business” means the ordinary course of business consistent with past customs and practices of the Company.

“Paying Agent” has the meaning given in Section 3.02(c) below.

“Payment Fund” has the meaning given in Section 4.03(a) below.

“PCT” means Premier Control Technologies Limited (d/b/a RFI Europe), a wholly owned subsidiary of the Company.

“Pension Plans” has the meaning given in Section 5.15(a) below.

“Per Share Merger Consideration” has the meaning given in Section 4.01(a) below.

“Permits” means all licenses, approvals, permits and authorizations (and any applications for the foregoing) issued by a Governmental Authority and held by the Company Group. The term “Permits” shall not include Environmental Permits.

“Permitted Encumbrances” means each and all of the following: (a) statutory liens for current Taxes, special assessments or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (b) Encumbrances that do not secure obligations for borrowed money and do not materially detract from the value of, or interfere with the present or future use of, the property subject thereto and affected thereby; (c) restrictions on the transfer of securities arising under U.S. federal and state securities Laws and foreign securities Laws; (d) any interest or title of a lessor under an operating lease (excluding the automobile leases of automobiles driven by employees who depart the Company on or before the Closing Date as listed in Section 5.07(a) of the Disclosure Schedule), real estate lease or capitalized lease; (e) any interest of any licensor or licensee under a license; (f) statutory Encumbrances of landlords and lessors; (g) Encumbrances of carriers, warehousemen, mechanics, materialmen, repairmen, bailees and the like incurred in the Ordinary Course of Business and not yet delinquent; (h) with respect to the Real Property, property taxes and assessments levied in the year of Closing; (i) with respect to the Real Property, Encumbrances which would be shown by an ALTA/ACSM survey thereof; (j) with respect to the Real Property owned by any member of the Company Group, recorded easements, covenants, restrictions, liens and other matters discussed in that certain Transnation Title Policy No. A52-1069532 dated February 3, 2006, as well as any other Encumbrances which would be disclosed pursuant to an update of such title policy other than mortgages, security interests and other similar liens granted or created by such member since February 3, 2006; (k) with respect to the Real Property leased by any member of the Company Group, recorded easements, covenants, restrictions, liens and other matters which would be disclosed in an ALTA title insurance policy or a commitment for such policy other than mortgages, security interests and other similar liens granted or created by such member, (l) Encumbrances arising from municipal, building, zoning and other similar ordinances or governmental restrictions which are imposed by a Governmental Authority; and (m) other Encumbrances, if any, listed in Section 5.07(a) of the Disclosure Schedule.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Post-Closing Taxes” has the meaning given in Section 9.04(b) below.

“Pre-Closing Taxes” has the meaning given in Section 9.04(b) below.

“Pro Rata Share” means, in respect of each Shareholder, such Shareholder’s proportionate share as set forth on Schedule A attached hereto, adjusted as needed pursuant to the applicable provisions of this Agreement to take into consideration the impact of any Dissenting Shares.

“Real Property” has the meaning given in Section 5.06 below.

“Related Parties” has the meaning given in Section 5.24 below.

“Release” or “Releases” has the meaning given in 42 U.S.C. § 9601.

“Remedial Action” means any action to: (i) investigate, monitor, study, clean up, remove, treat, dispose of or in any other way address any Contaminant, including, but not limited to, risk assessments and pilot treatment or feasibility studies; (ii) prevent the Release, or minimize the further Release of any Contaminant; and (iii) bring the existing operations of the business of the Company into full compliance with Environmental and Safety Laws and Environmental Permits.

“Requisite Shareholder Vote” has the meaning given in Section 5.01(c) below.

“Research and Product Development Agreement” has the meaning given to it in Section 3.01(a) below.

“Restricted Party” or “Restricted Parties” has the meaning given in Section 10 below.

“Restriction Period” has the meaning given in Section 10 below.

“RFIE” means RFI Exports, Inc.

“Shareholder” or the “Shareholders” has the meaning given in the Preamble above.

“Shareholders’ Damages” has the meaning given in Section 11.02 below.

“Shareholders’ Representative” has the meaning given in Section 13.13(a) below.

“Shareholders’ Representative Fund” has the meaning given in Section 3.02(b) below.

“Shares” has the meaning given in the Recitals above.

“Solicitation” has the meaning given in Section 10.02 below.

“SPD” has the meaning given in Section 15(e) below.

“Special Liability Insurance Policies” means, collectively, the Environmental Special Liability Insurance Policy and the D&O Special Liability Insurance Policies.

“Special Liability Risk” means any environmental and employer’s professional liability(i.e., directors and officers, employment practices and fiduciary) indemnity risk associated with the Company Group’s businesses.

“Special Meeting” has the meaning given in Section 7.05 below.

“Straddle Period” has the meaning given in Section 9.04(c) below.

“Surviving Corporation” has the meaning given in Section 2.01 below.

“Surviving Corporation Common Stock” has the meaning given in Section 4.01(b) below.

“Target Net Working Capital” means an agreed upon amount for the Closing Net Working Capital of the Company, which the parties agree is equal to Ten Million Two Hundred Forty-Eight Thousand Dollars ($10,248,000).

“Tax” or “Taxes” means taxes and similar charges, fees or other assessments, including income tax, excise tax, property tax, sales tax, use tax, franchise tax, withholding tax, social security and unemployment taxes, corporation tax, corporation profits tax, advance corporation tax, capital gains tax, capital acquisitions tax, dividend withholding tax, residential property tax, wealth tax, value added tax, and any interest, penalties or additions relating to such taxes, charges, fees, levies or other assessments.

“Tax Claim” has the meaning given in Section 9.04(h) below.

“Terminated Employees” has the meaning given in Section 8.03(f).

“Third Party Claim” has the meaning given in Section 11.03(b) below.

“Transaction Expenses” means all fees and expenses payable by the Company in connection with the transactions contemplated by this Agreement, including fees and expenses payable to all attorneys, accountants, financial advisors and other professionals and bankers’, brokers’ or finders’ fees, to the extent not paid prior to the Closing or included in final Closing Net Working Capital or included in the Closing Indebtedness and Obligations.

“Voting Agreement” means the voting and joinder agreement, in the form attached hereto as Exhibit A.

“Welfare Plans” has the meaning given in Section 5.15(b) below.

“Wisconsin Law” means the Wisconsin Business Corporation Law.

1.02 Other Terms. In the event other terms are defined elsewhere in the text of this Agreement, unless otherwise indicated, such terms shall have the meaning indicated throughout this Agreement.

2. The Merger

.

2.01 The Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Wisconsin Law, Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation (sometimes called the “Surviving Corporation”) and shall continue its corporate existence under the Laws of the State of Wisconsin. The name of the Surviving Corporation shall be “Racine Federated Inc.”

2.02 The Closing. Unless this Agreement shall have been terminated pursuant to its terms, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Reinhart Boerner Van Deuren s.c., at 10:00 a.m., Central Standard Time, on January 31, 2012, or such other date, time and place as shall be agreed upon by the Company, Buyer and Merger Sub (the actual date being herein called the “Closing Date”).

2.03 Effective Time. Upon the terms and subject to the conditions of this Agreement, at the Closing, the parties hereto shall deliver to Department of Financial Institutions of the State of Wisconsin (the “DFI”) articles of merger (the “Articles of Merger”), and shall make all other filings or recordings as may be required under Wisconsin Law and under any other applicable Law in order to effect the Merger. The Merger shall become effective (the “Effective Time”) at 11:59 p.m. Central Time on the date of the filing of the Articles of Merger, in the form required by Wisconsin Law and otherwise conforming to the requirements of Wisconsin Law, with the DFI.

2.04 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Wisconsin Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers, and franchises of the Company shall vest in the Surviving Corporation, and all debts, liabilities, and duties of the Company shall become the debts, liabilities, and duties of the Surviving Corporation.

2.05 Articles of Incorporation and By-Laws. At the Effective Time, the Articles of Incorporation and the By-Laws of the Company, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and the By-Laws of the Surviving Corporation.

2.06 Directors and Officers. The directors and officers of Merger Sub as of the Effective Time shall be the Surviving Corporation’s directors and officers until their respective successors are duly elected or appointed and qualified.

3. Transaction Consideration.

3.01 Merger Consideration.

(a) Upon the terms and conditions set forth in this Agreement, in consideration of the sale, assignment and delivery of the Shares to Buyer, and subject to adjustment in accordance with Section 3.04 below, Buyer will pay to the Shareholders an aggregate amount equal to Fifty-Seven Million One Hundred Thousand Dollars ($57,100,000), (i) minus the amount, if any, by which the Target Net Working Capital exceeds the Estimated Closing Net Working Capital; (ii) plus the amount, if any, by which the Estimated Closing Net Working Capital exceeds the Target Net Working Capital; (iii) minus the amount of the Closing Indebtedness and Obligations and Transaction Expenses reflected in the Closing Indebtedness and Expense Notice; (iv) plus the amount of any positive Cash and investments held by the Company (provided that investments do not include interests in subsidiaries or affiliates of the Company, such as PCT), if any, to the extent not already accounted for in the calculation of Net Working Capital (it being understood and agreed that the Company may distribute Cash and investment assets to the Shareholders prior to the Closing; (v) minus the amount of any negative Cash at Closing, if any, to the extent not already accounted for in the calculation of Net Working Capital; (vi) minus the amount of any Transaction Expenses not reflected in the Closing Indebtedness and Expense Notice; (vii) minus 50% of the aggregate premiums for the Environmental Special Liability Insurance Policy and 25% of the aggregate premiums for the D&O Special Liability Insurance Policies deliverable under Section 8.02(e) below (provided that in no event shall the reduction in this clause (vii) exceed $50,000 in the aggregate); and (viii) minus the outstanding portion (if any) as of the Closing Date of the $150,000 payment due (if applicable) pursuant to Section 1.3(2)(a) of that certain Research and Product Development Agreement (the “Research and Product Development Agreement”) dated June 27, 2011 among the Company, Applied Flow Solutions, LLC, Wayne Pratt, Charles Ranucci and Lajos Balazs (collectively, the “Estimated Merger Consideration”). Schedule B attached hereto sets forth the line items, practices, principles and methodologies that the parties shall use to compute all of the foregoing, including the definitions used therein. The Estimated Merger Consideration as adjusted pursuant to Section 3.04 below shall be referred to herein as the “Merger Consideration.” The parties understand and agree that (A) the obligations under that certain Consulting Agreement between the Company and Eljo Industries dated January 11, 2011 (the “Consulting Agreement”), (B) subject to the terms of Section 7.08, the obligations under the Research and Product Development Agreement, (C) the charitable and capital campaign commitments and outright and matching contributions set forth in Section 5.22 of the Disclosure Schedule, and (D) the deferred rent accrual as of the Closing Date (which accrual as of November 30, 2011 was $140,558) shall not be the responsibility of the Shareholders or be included as a liability when calculating Net Working Capital, be included in Closing Indebtedness and Obligations or Transaction Expenses or otherwise be included as a reduction of the Merger Consideration payable to the Shareholders.

(b) Not less than two Business Days prior to the Closing, the Company shall deliver to Buyer a written notice (the “Closing Indebtedness and Expense Notice”), certifying and representing in good faith to Buyer an estimate of the total Closing Indebtedness and Obligations and Transaction Expenses. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, simultaneously with the Closing, Buyer, on behalf of the Company and/or Shareholders, shall pay or otherwise discharge all Closing Indebtedness and Obligations and Transaction Expenses. Effective upon such payment or discharge, substantially simultaneously with the Closing, the Company shall obtain releases of all Encumbrances (other than the Permitted Encumbrances) on the assets, properties and Equity Interests of the Company Group securing the Closing Indebtedness and Obligations.

(c) Not less than two Business Days prior to the Closing Date, David M. Perkins, on behalf of the Company, and Jean-Pierre Biever, on behalf of Buyer, shall calculate and agree upon a good faith estimate of the Net Working Capital (together with an estimate of the amount of available Cash to be left in the Company’s bank accounts) as of the Closing Date (the “Estimated Closing Net Working Capital”), along with a report showing in reasonable detail their calculation of such amounts.

3.02 Payment of the Estimated Merger Consideration. The Estimated Merger Consideration shall be disbursed as follows:

(a) an amount equal to Five Million Five Hundred Thousand Dollars ($5,500,000) (the “Holdback Amount”) shall be retained by Buyer in accordance with Section 3.03 below;

(b) Buyer shall deliver an amount equal to Two Hundred Twenty-Five Thousand Dollars ($225,000) (the “Shareholders’ Representative Fund”), by wire transfer of immediately available funds to an account designated in writing by the Shareholders’ Representative, to the Shareholders’ Representative to be retained by the Shareholders’ Representative as a source of funds for any expenses or liabilities incurred by the Shareholders’ Representative, on behalf of the Shareholders, in connection with his duties and obligations under Section 13.13 below; and

(c) Buyer shall pay the balance of the Estimated Merger Consideration to JPMorgan Chase Bank, National Association (the “Paying Agent”), by wire transfer of immediately available funds, for the benefit of, and for further payment to, the Shareholders (other than the holders of any Dissenting Shares) acting pursuant to a Paying Agent Agreement in a form mutually acceptable to the parties hereto (the “Paying Agent Agreement”) upon conversion of the Common Stock as of the Effective Time, in accordance with Sections 4.01 and 4.03. The Paying Agent shall pay to each Shareholder that has delivered to the Paying Agent a duly completed Letter of Transmittal such Shareholder’s Pro Rata Share of the Estimated Merger Consideration received under this Section 3.02(c), with the balance of any Estimated Merger Consideration received under this Section 3.02(c) being paid by the Paying Agent to Buyer for use in acquiring any Dissenting Shares pursuant to Section 4.03.

3.03 Holdback Amount.

(a) The Holdback Amount will be segregated for accounting purposes, with (i) One Million Dollars ($1,000,000) (the “Closing Statement Holdback”) being held to satisfy solely adjustments arising from adjustments to [a] Net Working Capital, and [b] Closing Indebtedness and Obligations and Transaction Expenses, as provided in Section 3.04(c) (“Final Closing Statement Amounts”); and (ii) $4,500,000 being held to satisfy any indemnity claims by Buyer Indemnified Parties pursuant to Section 11, plus any amount due Buyer under Section 3.04(d) that was not paid to Buyer out of the Closing Statement Holdback amount (the “Indemnity Holdback”).

(b) Buyer shall retain (i) from the Closing Statement Holdback, the amount of any Merger Consideration Decrease, with the then remaining balance, if any, of the Closing Statement Holdback amount being delivered, by wire transfer of immediately available funds and in the time specified in Section 3.04(d), to the Paying Agent for payment to the Shareholders in accordance with their respective Pro Rata Shares; and (ii) out of the Indemnity Holdback amount, the amount of any indemnity claims by Buyer Indemnified Parties pursuant to Section 11 for which notice has been given in accordance with Section 11.03, plus any amount due Buyer under Section 3.04(d) that was not paid to Buyer out of the Closing Statement Holdback amount. Any portion of the Indemnity Holdback amount that is the subject of a disputed claim as evidenced by written notice from the Shareholders’ Representative to Buyer specifying in reasonable detail the nature of the dispute and the amount in dispute (a “Disputed Claim”) shall be delivered, by wire transfer of immediately available funds within 10 days after receipt of such written notice of dispute, by Buyer to the Paying Agent to be held in escrow by the Paying Agent under the terms of an escrow agreement in a form mutually agreed to by the parties hereto prior to the Closing (the “Escrow Agreement”), pending final resolution of the amount of any Disputed Claims. If at any time prior to the 18-month anniversary of the Closing Date (A) the sum of the aggregate amount of any indemnity claims by Buyer Indemnified Parties pursuant to Section 11 for which notice has been given in accordance with Section 11.03 plus any amount due Buyer under Section 3.04(d) that was not paid to Buyer out of the Closing Statement Holdback amount equals or exceeds $700,000, or (B) David M. Perkins’ employment with Buyer is terminated, for whatever reason, then the Shareholders’ Representative shall have the right, at any time by delivery of written notice to Buyer, to demand that the entire remaining balance of the Holdback Amount be placed in escrow, and Buyer shall deliver, by wire transfer of immediately available funds within 10 days after receipt of such written notice, such remaining balance to the Paying Agent to be held in escrow by the Paying Agent under the terms of the Escrow Agreement until the earlier of the 18-month anniversary of the Closing Date or the final resolution of the amount of any such claims. In the event that any amount required to be delivered to the Paying Agent to be held in escrow pursuant to this subsection (b) is not paid within such 10-day period, interest shall accrue on such outstanding balance at 8% per annum, and Buyer shall pay all reasonable out-of-pocket costs incurred by the Shareholders’ Representative and/or the Paying Agent in connection with the collection of any such amounts due. The cost of the Paying Agent’s escrow fees shall be paid by the Buyer. Within ten days after the 18-month anniversary of the Closing Date, the remaining balance of the Indemnity Holdback amount at such time shall be distributed by Buyer to the Paying Agent with instructions to promptly disburse such amount to the Shareholders in accordance with their respective Pro Rata Shares or shall be disbursed by the Paying Agent to the Shareholders in accordance with their respective Pro Rata Shares pursuant to the terms and conditions of the Escrow Agreement, as the case may be. If there is no Merger Consideration Decrease pursuant to Section 3.04(d) and/or there is a Merger Consideration Increase, Buyer will deliver the entire Closing Statement Holdback amount, plus the amount (if any) of the Merger Consideration Increase, to the Paying Agent with instructions to promptly disburse such aggregate amount to the Shareholders as provided in Section 3.04(d) in accordance with their respective Pro Rata Shares.

3.04 Adjustments to Estimated Merger Consideration.

(a) As soon as practicable, but not later than 75 days after the Closing, Buyer shall prepare and deliver to the Shareholders’ Representative a statement (the “Closing Statement”) setting forth Buyer’s proposed calculation of Net Working Capital as of the Closing Date (“Closing Net Working Capital”), Closing Indebtedness and Obligations and final Transaction Expenses. The calculation of Closing Net Working Capital, Closing Indebtedness and Obligations and Transaction Expenses shall be prepared in accordance with GAAP on a basis consistent with the Company’s past practices, principles and methodologies as set forth on Schedule B attached hereto.

(b) Buyer shall permit the Shareholders’ Representative to review all accounting records and all work papers and computations used by Buyer in the preparation of the Closing Statement. If the Shareholders’ Representative does not give notice of dispute to Buyer within 30 days of receiving the Closing Statement prepared by Buyer, the Closing Statement prepared by Buyer shall become the final Closing Statement and the Closing Net Working Capital, Closing Indebtedness and Obligations and Transaction Expenses set forth on the Closing Statement prepared by Buyer shall be conclusive and binding upon the Shareholders and Buyer for purposes of this Agreement. If the Shareholders’ Representative gives written notice of dispute to Buyer within such 30-day period, the Shareholders’ Representative and Buyer shall negotiate in good faith to resolve the disputed items. Any notice of dispute delivered hereunder shall set forth the specific line items in dispute and provide the basis for such dispute in reasonable detail. If, after 15 days from the date notice of a dispute is given hereunder, the Shareholders’ Representative and Buyer cannot agree on the resolution of all of the disputed items, the items still in dispute shall be referred to Schenck Business Solutions or another independent public accounting firm acceptable to the Shareholders’ Representative and Buyer (the “Accounting Firm”) to resolve the dispute, whose decision as to the issues in dispute shall be conclusive and binding upon the Shareholders and Buyer for purposes of this Agreement. The Accounting Firm shall address only those issues in dispute and may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The fees and expenses of the Accounting Firm pertaining to the dispute resolution hereunder shall be shared equally by the Shareholders (first, out of the Closing Statement Holdback and, to the extent of any shortfall, out of the Indemnity Holdback) on the one hand and Buyer on the other.

(c) If the Closing Net Working Capital as finally determined pursuant to Section 3.04(b) is less than the Estimated Closing Net Working Capital, the Estimated Merger Consideration shall be reduced by the difference between the Estimated Closing Net Working Capital and the Closing Net Working Capital as finally determined pursuant to Section 3.04(b).

If the Closing Net Working Capital as finally determined pursuant to Section 3.04(b) is more than the Estimated Closing Net Working Capital, the Estimated Merger Consideration shall be increased by the difference between the Estimated Closing Net Working Capital and the Closing Net Working Capital as finally determined pursuant to Section 3.04(b). If the Closing Indebtedness and Obligations as finally determined pursuant to Section 3.04(b) is greater than the Closing Indebtedness and Obligations deducted from the Estimated Merger Consideration paid at Closing, the Estimated Merger Consideration shall be decreased by the difference between the Closing Indebtedness and Obligations deducted from the Estimated Merger Consideration at Closing and the Closing Indebtedness and Obligations as finally determined pursuant to Section 3.04(b). If the Closing Indebtedness and Obligations as finally determined pursuant to Section 3.04(b) is less than the Closing Indebtedness and Obligations deducted from the Estimated Merger Consideration at Closing, the Estimated Merger Consideration shall be increased by the difference between the Closing Indebtedness and Obligations deducted from the Estimated Merger Consideration at Closing and the Closing Indebtedness and Obligations as finally determined pursuant to Section 3.04(b). If the Transaction Expenses as finally determined pursuant to Section 3.04(b) are greater than the Transaction Expenses deducted from the Estimated Merger Consideration paid at Closing, the Estimated Merger Consideration shall be decreased by the difference between the Transaction Expenses deducted from the Estimated Merger Consideration at Closing and the Transaction Expenses as finally determined pursuant to Section 3.04(b). If the Transaction Expenses as finally determined pursuant to Section 3.04(b) are less than the Transaction Expenses deducted from the Estimated Merger Consideration at Closing, the Estimated Merger Consideration shall be increased by the difference between the Transaction Expenses deducted from the Estimated Merger Consideration at Closing and the Transaction Expenses as finally determined pursuant to Section 3.04(b). The Company shall pay any Transaction Expenses that reduce the Estimated Merger Consideration under this section. Notwithstanding anything herein to the contrary, this Section 3.04 shall not limit Buyer’s rights under Section 11.01(e).

(d) If the net effect of the adjustments to the Estimated Merger Consideration pursuant to Section 3.04(c) is an increase in the Estimated Merger Consideration (the amount of such increase, the “Merger Consideration Increase”), Buyer shall deliver to the Paying Agent, by wire transfer of immediately available funds, the amount of such increase in the Estimated Merger Consideration plus the entire remaining balance of the Closing Statement Holdback within five Business Days of the Shareholders’ Representative’s acceptance of the Closing Statement (or the Shareholders’ Representative’s failure to timely object to the Closing Statement under Section 3.04(b), above) or, if applicable, within five Business Days of receipt of a determination in resolution of any dispute over the Closing Statement as provided for in Section 3.04(b). If the net effect of the adjustments to the Estimated Merger Consideration pursuant to Section 3.04(c) is a decrease in the Estimated Merger Consideration (the amount of such decrease, the “Merger Consideration Decrease”), Buyer shall retain (first, out of the Closing Statement Holdback and, to the extent of any shortfall, out of the Indemnity Holdback) the amount of such decrease in the Estimated Merger Consideration upon the Shareholders’ Representative’s acceptance of the Closing Statement (or the Shareholders’ Representative’s failure to timely object to the Closing Statement under Section 3.04(b), above) or, if applicable, upon receipt of a determination in resolution of any dispute over the Closing Statement as provided for in Section 3.04(b); and in the event that the Closing Statement Holdback exceeds the amount of the Merger Consideration Decrease, Buyer shall deliver to the Paying Agent, by wire transfer of immediately available funds, the amount of such difference within five Business Days of the Shareholders’ Representative’s acceptance of the Closing Statement (or the Shareholders’ Representative’s failure to timely object to the Closing Statement under Section 3.04(b), above) or, if applicable, upon receipt of a determination in resolution of any dispute over the Closing Statement as provided for in Section 3.04(b). Any payments made after the fifth Business Day following final resolution of the Closing Statement shall be subject to interest at a rate of 8% per annum from the date of final resolution pursuant to Section 3.04(b) to the date of payment of the entire amount due (including all interest on any such late payment). The party owing any amounts to the other party pursuant to this Section 3.04(d) shall pay all of the reasonable out-of-pocket costs of collection of any such amounts due.

(e) If one-twelfth (1/12) of the aggregate amount of fiscal year 2012 bonuses and profit sharing actually paid to the Company’s employees post-Closing is less than the aggregate amount of fiscal year 2012 bonuses and profit sharing line items that were accrued as part of the Closing Net Working Capital, then the Buyer shall, within 10 days after the earlier of the 18-month anniversary of the Closing Date or the depletion, in full, of the Indemnity Holdback, deliver to the Paying Agent, by wire transfer of immediately available funds, an amount equal to such difference, with instructions to promptly disburse such amount to the Shareholders in accordance with their respective Pro Rata Shares.

3.05 Tax Treatment of Payments. Any payments made with respect to adjustments made pursuant to Section 3.04 and any indemnity payments made pursuant to Section 11 shall be deemed to be, and each of Buyer, the Merger Sub, the Company and the Shareholders shall treat such payments as, an adjustment to the Merger Consideration for Tax purposes, unless otherwise required by applicable Law.

3.06 Payment for Restrictive Covenants. In addition to the Merger Consideration, the Buyer will pay Fifty Thousand Dollars ($50,000) to each Restricted Party on the Closing Date, simultaneously with the Closing, by wire transfer of immediately available funds in consideration for each of their respective restrictive covenants set forth in Section 10 below.

4. Conversion of Shares; Dissenting Shares.

4.01 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Merger Sub, the Company, the Shareholders’ Representative or the Shareholders, pursuant to this Agreement and Wisconsin Law, subject to the other provisions of this Section 4:

(a) Each of the outstanding Shares (other than Dissenting Shares, as defined below) shall be converted into the right to receive an amount in cash, without interest thereon, equal to the sum of (i) the Merger Consideration less the Holdback Amount, divided by 1,169,310 (such denominator representing the number of outstanding Shares immediately prior to the Effective Time), payable to the holder thereof upon surrender of the certificate representing such Share, plus (ii) the aggregate portion of the Holdback Amount due and owing to the Shareholders pursuant to Section 3.03 and Section 3.04 above, divided by 1,169,310, payable to the holder thereof as provided in Section 3.03 and/or Section 3.04 above (collectively, the “Per Share Merger Consideration”). For the avoidance of doubt, the Per Share Merger Consideration associated with any Dissenting Shares shall be retained by Buyer for use in addressing the amount due such Dissenting Shareholders pursuant to Section 4.03, below, with (A) the amount payable with respect to Dissenting Shares under clause (i) above being paid by the Paying Agent to Buyer under the second sentence of Section 3.02(c), and (B) the amount payable with respect to Dissenting Shares under clause (ii) being retained by Buyer out of the Holdback Amount. As of the Effective Time, all outstanding Shares (other than any Dissenting Shares) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any outstanding Shares shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration pursuant to Sections 3.02 through 3.04, above.

(b) Each share of common stock, no par value per share, of Merger Sub (the “Merger Sub Common Stock”), issued and outstanding immediately prior to the Effective Time, shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of no par value common stock of the Surviving Corporation (the “Surviving Corporation Common Stock”). From and after the Effective Time, each outstanding certificate which represented shares of Merger Sub Common Stock shall evidence ownership of and represent the number of shares of Surviving Corporation Common Stock into which such shares of Merger Sub Common Stock shall have been converted.

(c) All Shares held in the Company’s treasury as of the Effective Time shall be cancelled and retired and all rights in respect thereof shall cease to exist, without any conversion thereof or payment of any consideration therefor.

4.02 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, no outstanding Share, the holder (a “Dissenting Shareholder”) of which shall have complied with the provisions of Subchapter XIII of the Wisconsin Law as to appraisal rights and which holder, as of the Effective Time, shall have neither effectively withdrawn nor lost their right to such appraisal (a “Dissenting Share”), shall be deemed converted into and to represent the right to receive any part of the Merger Consideration hereunder, and the holders of Dissenting Shares, if any, shall be entitled to payment, solely from the Surviving Corporation, of the appraised value of such Dissenting Shares to the extent permitted by and in accordance with the provisions of Subchapter XIII of Wisconsin Law; provided, however, that (a) if any holder of Dissenting Shares shall, under the circumstances permitted by the Wisconsin Law, subsequently deliver a written withdrawal of his, her or its demand for appraisal of such Dissenting Shares, (b) if any holder fails to establish his, her or its entitlement to rights to payment as provided in Subchapter XIII of Wisconsin Law, or (c) if neither any holder of Dissenting Shares nor the Surviving Corporation has filed a petition demanding a determination of the value of all Dissenting Shares within the time provided in Subchapter XIII of Wisconsin Law, such holder or holders (as the case may be) shall forfeit such right to payment for such Dissenting Shares pursuant to Subchapter XIII of Wisconsin Law and each such Dissenting Share shall thereupon be converted into and shall represent the right to receive the Per Share Merger Consideration to which it is entitled hereunder. The Company shall give Buyer prompt notice of any written objections to the Merger submitted to the Company in accordance with Subchapter XIII of Wisconsin Law, attempted withdrawals of such objections, and any other instruments served pursuant to applicable Law received by the Company relating to shareholders’ rights of appraisal. The Company shall not, except with the prior written consent of Buyer, which shall not be unreasonably withheld, conditioned or delayed, voluntarily make any payment with respect to any demands for appraisals of outstanding Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands.

4.03 Payments; Payment for Shares; Lost Certificates.

(a) Immediately following the Effective Time, Buyer shall deliver to the Paying Agent, by wire transfer of immediately available funds, for the benefit of the Shareholders and for exchange and payment pursuant to this Section 4 through the Paying Agent, an amount equal to the Estimated Merger Consideration less the Holdback Amount (such funds being hereinafter referred to as the “Payment Fund”). Upon the making of such payments to the Paying Agent, Buyer, Merger Sub and the Surviving Corporation shall thereafter have no further liability to any Shareholder for payment for any of the Shares, except with respect to Dissenting Shares, payment of the Merger Consideration Increase, if applicable, or as otherwise set forth in this Agreement. The Paying Agent shall, pursuant to irrevocable written instructions executed by the Shareholders’ Representative, deliver out of the Payment Fund all amounts received by the Paying Agent for the account of the Shareholders (excluding such amount attributable to the Dissenting Shares). The Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Shareholder such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of any state, local or foreign Tax Law. To the extent such amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect to which such deduction and withholding was made. In the event of Dissenting Shares, the holders of Dissenting Shares will not be entitled to payment of the Merger Consideration from the Paying Agent pursuant to this Section 4 and the applicable Per Share Merger Consideration which would have been payable with respect to such Dissenting Shares shall be returned by the Paying Agent to the Surviving Corporation for payment of the appraised value therefore, which payment shall be the responsibility of the Surviving Corporation.

(b) At or prior to the Effective Time, (i) each Shareholder who held at the Effective Time an outstanding certificate or certificates that represented outstanding Shares (the “Certificates”) shall surrender such Certificates to the Paying Agent, together with a completed and duly executed letter of transmittal in the form attached as Exhibit B (a “Letter of Transmittal”), (ii) upon such surrender of a Certificate and Letter of Transmittal or at the Effective Time, whichever is later, the holder thereof will be entitled to receive from the Payment Fund an amount equal to [a] the number of Shares represented by such Certificate, multiplied by [b] the amount determined under Section 4.01(a)(i), above, payable by wire transfer of immediately available funds on the Closing Date, immediately following the Effective Time, to an account designated in writing by such Shareholder no later than two (2) Business Days prior to the Closing Date, (iii) the Paying Agent shall immediately pay such amounts to such holder, and (iv) the Certificates so surrendered shall be cancelled. No interest will be paid or accrue on the Merger Consideration payable upon the surrender of the Certificates. Subject to Section 4(e), under no circumstances will any holder of a Certificate be entitled to receive any part of the Merger Consideration until such holder shall have surrendered such Certificate. As described in Section 3.04(d), within five Business Days of the determination made pursuant to

Section 3.04(d), Buyer shall deliver to the Paying Agent, by wire transfer of immediately available funds, an amount equal to the Merger Consideration Increase plus the entire remaining balance of the Closing Statement Holdback, if applicable. In accordance with the applicable terms of Section 4.03(b), as soon as practicable thereafter, the Paying Agent shall distribute the Merger Consideration Increase to the Shareholders in accordance with their Pro Rata Share. As described in Section 3.04(d), in the event there is a Merger Consideration Decrease and the Closing Statement Holdback exceeds the amount of such Merger Consideration Decrease, Buyer shall deliver to the Paying Agent, by wire transfer of immediately available funds, the amount of such difference.

(c) If payment is to be made to a Person other than the Person in whose name a surrendered Certificate is registered, the Certificate must be properly endorsed or otherwise in proper form for transfer and the Person requesting such payment must agree to pay any applicable transfer or other Taxes or establish to the reasonable satisfaction of Buyer and the Surviving Corporation that such Tax has been paid or is not applicable.

(d) If any Certificate has been lost, stolen or destroyed, Buyer will issue the applicable portion of the Merger Consideration deliverable in respect thereof upon receipt of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed. After the Effective Time, until surrendered in accordance with these provisions, each Certificate shall represent only the right to receive the applicable portion of the Merger Consideration as set forth in this Agreement.

(e) After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of the Shares which were outstanding immediately prior to the Effective Time. Certificates presented to the Surviving Corporation after the Effective Time shall be cancelled.

(f) Any portion of the Payment Fund that remains undistributed to the Shareholders for twelve months after the Effective Time shall be delivered to Buyer upon demand, and any Shareholder who has not theretofore complied with this Section 4 shall thereafter look only to Buyer for payment of such Shareholder’s claim to any part of the Merger Consideration. None of Buyer, Merger Sub or the Surviving Corporation shall be liable to any Person in respect of any Merger Consideration delivered to a public office pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates representing outstanding Shares shall not have been surrendered immediately prior to the date on which any Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any government authority, any such Merger Consideration in respect of such Certificate shall, at such time and the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims of interest of any Person previously entitled thereto.

5. Representations and Warranties of the Company. The Company hereby represents and warrants to Buyer, as of the date of this Agreement and as of the Closing Date, which warranties and representations shall be unaffected by any Knowledge of Buyer other than as provided in Section 11.11 and shall survive the Closing for the periods set forth in Section 11, below, that, except as set forth in the Disclosure Schedule, the following statements are true and correct as of the date hereof:

5.01 Organization; Capitalization.

(a) Organization of the Company. The Company is a corporation validly existing under the Laws of the State of Wisconsin and has all corporate power and corporate authority to own, operate and lease its properties and carry on the Business as now conducted. The Company is duly licensed and qualified to do business in and is in good standing under the Laws of each state or other jurisdiction where failure to do so would result in a Material Adverse Effect.

(b) Capitalization of the Company. The entire authorized capital stock of the Company consists of Two Million Five Hundred Thousand (2,500,000) shares of Common Stock, of which One Million One Hundred Sixty-Nine Thousand Three Hundred Ten (1,169,310) shares are issued and outstanding. There are no other equity securities or classes of capital stock of Company other than the Common Stock. The Shares represent all of the issued and outstanding shares of Common Stock and are owned (beneficially and of record) by the Shareholders, free and clear of all Encumbrances, including rights of first refusal and restrictions and other impediments on the Shareholder’s rights of disposition or voting rights pertaining thereto. The Shares are owned by the Shareholders in the amounts set forth in Schedule A. All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable. None of the capital stock or other securities of the Company are entitled or subject to preemptive rights or registration rights. No legend or other reference to any purported Encumbrances appears on any certificate representing the Common Stock. No authorization or consent of any Person is required in order to consummate the transactions contemplated herein by virtue of any such Person having an equitable or beneficial interest in the Common Stock. There are no voting trusts or other agreements or understandings to which the Company or Shareholders is or are a party or is or are bound with respect to the voting of the Common Stock. All outstanding shares of Common Stock were offered, sold and issued in material compliance with all applicable Laws, including federal and state securities Laws. There are no warrants, options, subscriptions, convertible instruments, agreements or other commitments or obligations of the Company, either firm or conditional, to issue, deliver or sell, whether under offers, stock option agreements, stock bonus agreements, stock purchase plans, incentive compensation plans, warrants, conversion rights or otherwise, to issue any shares of Common Stock or other securities of the Company.

(c) Authority. The Company has full corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the transactions this Agreement contemplates, subject, in the case of the Merger, to obtaining the affirmative vote of the necessary number of the votes entitled to be cast by holders of the Shares (the “Requisite Shareholder Vote”). This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Buyer and Merger Sub, constitutes a legal, valid and binding agreement of the Company, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally or by general equitable principles and subject to the Requisite Shareholder Vote. The approval of this Agreement by the Requisite Shareholder Vote is the only vote of the holders of any class or series of capital stock of the Company necessary to approve this Agreement or approve the transactions this Agreement contemplates.

(d) Shareholders. Schedule A sets forth a correct and complete list, as of the date of this Agreement, of each Shareholder and the number shares of the Common Stock held by such Shareholder. Each Shareholder is the legal and beneficial owner of the shares of Common Stock indicated as being owned by such Shareholder on Schedule A, free and clear of any and all Encumbrances. Each Shareholder has, and at the closing Buyer will receive, good and marketable fee title to the Shares, free and clear of any and all Encumbrances.

5.02 Subsidiaries. Section 5.02 of the Disclosure Schedule contains a correct and complete list of the name, jurisdiction of incorporation or organization, capitalization and ownership of each corporation, limited liability company, partnership or other entity of which Equity Interests are directly or indirectly owned by the Company (each a “Company Subsidiary,” and collectively, “Company Subsidiaries”). The Company does not directly or indirectly own any Equity Interests of any other corporation, limited liability company, partnership or other entity. No Person other than the Company directly or indirectly owns any Equity Interests of any Company Subsidiary. All outstanding Equity Interests of each Company Subsidiary are held free and clear of any Encumbrances and are validly issued, fully paid and nonassessable. There are no (a) securities convertible into or exchangeable for the Equity Interests of any Company Subsidiary; (b) options, warrants or other rights to purchase or subscribe to the Equity Interests of any Company Subsidiary or securities that are convertible into or exchangeable for the Equity Interests of any Company Subsidiary; or (c) contracts, commitments or agreements relating to the issuance, sale or transfer of any Equity Interests of any Company Subsidiary, any such convertible or exchangeable securities or any such options, warrants or other rights. Each Company Subsidiary (x) is a corporation, limited liability company, partnership or other entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, (y) has full corporate or other power and authority to carry on its business as it is now being conducted and to own and lease the properties and assets it now owns and leases and (z) is in good standing and is duly qualified or licensed to do business as a foreign corporation or other entity in the states listed in Section 5.02(z) of the Disclosure Schedule. The Company has delivered to Buyer correct and complete copies of the charter, by-laws and similar organizational documents of each Company Subsidiary, including all amendments thereto.

5.03 Noncontravention. Assuming the Requisite Shareholder Vote is obtained, the consummation of the transactions contemplated hereby do not and will not, with or without the giving of notice or the passage of time, conflict with or constitute a default under (a) the Company’s Articles of Incorporation or By-Laws, (b) any order, judgment or decree to which the Company, any Company Subsidiary, their assets, properties or business is bound or affected, (c) any Law applicable to the Company, any Company Subsidiary or their assets, properties or business, or (d) after taking into account any consents received, any Material Contract.

5.04 Financial Matters.

(a) The Company has delivered to Buyer copies of the following financial statements prepared by the Company, including in each case all notes thereto, all of which have been prepared from the books and records of the Company in accordance with GAAP consistently applied (except in the case of the unaudited financial statements, subject to normal recurring year-end audit adjustments and the absence of footnotes), and fairly present in all material respects the financial condition of the Company and the Company Subsidiaries as of their respective dates and the results of their operations and cash flows for the periods covered thereby:

(i) consolidated audited balance sheets of the Company as of December 31, 2008, December 31, 2009 and December 31, 2010 (December 31, 2010 being referred to herein as the “Balance Sheet Date”) and consolidated audited statements of comprehensive income and retained earnings and cash flows of the Company for each of the fiscal years then ended; and

(ii) an unaudited balance sheet of the Company as of October 31, 2011 (the “Interim Balance Sheet”) and the related unaudited statement of income and cash flows for the one-month period ending October 31, 2011 (the “Interim Balance Sheet Date”).

(b) To the Company’s Knowledge, since the Balance Sheet Date there has been no material change in the accounting methods and practices used by the Company. Section 5.04 of the Disclosure Schedule lists, and the Company has delivered to Buyer copies of, all documents creating or governing all “off-balance sheet arrangements” (as defined in Item 303(a)(4) of Regulation S-K of the Securities and Exchange Commission) in effect with respect to the Company during any period covered by such financial statements.

5.05 Business Changes. Since the Interim Balance Sheet Date, each member of the Company Group has operated in all material respects in the Ordinary Course of Business and, to the Company’s Knowledge, there has not been any Material Adverse Effect. Since the Interim Balance Sheet Date there has not been with respect to any member of the Company Group:

(a) any damage, destruction or loss (whether or not covered by insurance) of any asset or property of the Company that would have a Material Adverse Effect on the assets and properties of the Company taken as a whole;

(b) any sale, lease, transfer, assignment, abandonment or other disposition of any material asset outside the Ordinary Course of Business;

(c) any material deviation from the ordinary and usual course of conducting of the Business, including without limitation, inventory buying practices or accounts receivable collection practices, in contemplation of the transactions described in this Agreement;

(d) any material change or modification of the Company’s accounting methods or practices;

(e) any declaration or payment of any dividend or distribution to the Shareholders or other holders of equity or other similar ownership or participation interests, including equity interest splits, equity interest dividends and profit distributions, or any purchase or redemption of any Shares, stock, notes or other debt or equity or other similar ownership or participation interests;

(f) other than in the Ordinary Course of Business, (i) any bonus or any wage, salary or compensation increase to any of its directors or managers or any of its officers, employees, sales representatives or consultants who earns or has earned more than $50,000 annually in aggregate compensation, or (ii) any increase in any employee benefit plan or arrangement, or amended or terminated any existing employee benefit plan or arrangement or adopted any new employee benefit plan or arrangement;

(g) any loans or advances to, or guarantees for the benefit of, any Person (other than advances to employees for travel and business expenses incurred in the Ordinary Course of Business which do not exceed $10,000 in the aggregate);

(h) any institution or settlement of claims or lawsuits for an amount involving in excess of $100,000 in the aggregate or involving equitable or injunctive relief; or

(i) any commitment or agreement to do any of the foregoing.

5.06 Real Property. Section 5.06 of the Disclosure Schedule sets forth a list and description of all real property owned or occupied by each member of the Company Group (collectively, the “Real Property”). There are no Material Contracts relating to or affecting the Real Property to which any member of the Company Group is a party or by which the Real Property is otherwise bound or affected. There are no structural or nonstructural defects (including inadequacy for normal use of mechanical systems and fixtures) in any of the buildings or their systems or fixtures (including the HVAC system, plumbing system, electrical system, sprinkler system and sewer and water systems), ordinary wear and tear excepted, situated on the Real Property and such building systems, fixtures, and improvements, owned, leased or used by each member of the Company Group, taken as a whole, are in all respects, in good condition and working order (reasonable wear and tear excepted), have been reasonably maintained and used, and are in material compliance with all applicable Laws. Other than capital expenditures reserved or accrued for on the Interim Balance Sheet or on the Closing Statement, the Company has no Knowledge of capital expenditures with respect to any parcel of the Real Property (excluding only normal repair made consistently with past practice) that would, at this time, be necessary to conduct the Business as presently conducted at such parcels nor are any such expenditures planned by any member of the Company Group. Each member of the Company Group is legally entitled to use all of its Real Property which is used in the conduct of the Business as currently conducted free and clear of all Encumbrances, except for Permitted Encumbrances and except for those Encumbrances which will be released prior to or at the Closing.

5.07 Title to Assets; Condition and Sufficiency of Assets.

(a) Title. Each member of the Company Group has good title, or is otherwise legally entitled to use, all of its personal property which is used in the conduct of the Business as currently conducted free and clear of all Encumbrances, except for Permitted Encumbrances and except for those Encumbrances which will be released prior to or at the Closing.

(b) Condition and Sufficiency. To the Company’s Knowledge, no maintenance outside the Ordinary Course of Business is needed with respect to the Company Group’s assets and properties and the Real Property. The assets owned, leased, occupied, used and/or operated by the members of the Company Group, including the Real Property, and the ownership, leasing, occupancy, use and/or operation thereof, are in compliance with all Laws and zoning, and other ordinances, codes, rules and regulations. The tangible assets of each member of the Company Group taken as a whole, other than inventory, are in all respects in good condition and working order (reasonable wear and tear excepted). The Company Group assets constitute all of the assets, tangible and intangible, of any nature whatsoever, necessary to conduct the Business in the manner presently conducted.

5.08 Accounts Receivable. All accounts receivable of the Company Group reflected on the Interim Balance Sheets and those existing as of the Closing Date represent valid claims for bona fide, arm’s-length sales of goods and services actually made by the Company Group in the Ordinary Course of Business, and none of such accounts receivable is subject to any set off or counterclaim or, to the Company’s Knowledge, is in dispute. All such accounts receivable are collectible in the Ordinary Course of Business using normal collection practices of the Company at the aggregate recorded amounts thereof, net of the reserves included in final Closing Net Working Capital. Section 5.08 of the Disclosure Schedule sets forth an aging schedule of the accounts and notes receivable of the members of Company Group as of the Interim Balance Sheet Date, and such schedule is correct and complete in all material respects.

5.09 Inventory. The Company Group’s inventory is of a quality and quantity usable and saleable in the Ordinary Course of Business consistent with their past practices, except for obsolete items and items of below-standard quality, all of which have been reserved for, written off or written down to net realizable value in the accounting records of the Company. The value at which the Company carries its inventory on the Interim Balance Sheet reflects its customary inventory valuation policy of stating inventory on the FIFO method at the lesser of cost or market all in accordance with GAAP. No inventory has been consigned to others. The quantity of inventory set forth on the Interim Balance Sheet is sufficient and adequate for, but is not materially in excess of the level appropriate to, the conduct of the Business as it previously has been conducted. No member of the Company Group has made any purchase commitments in excess of normal, ordinary and usual requirements.

5.10 Contracts.

(a) Section 5.10(a) of the Disclosure Schedule lists the following contracts, agreements, leases, licenses or arrangements to which any member of the Company Group is a party or by which its assets, properties or Business are bound (collectively, the “Material Contracts”):

(i) agreements not to compete with any Person in any business or geographic territory, or restricting a Person’s ability to solicit any other Person’s customers, employees or business relationships;

(ii) agreements relating to the Company Group’s use, protection, disclosure or nondisclosure of confidential information of any third party and agreements between any member of the Company Group and its employees regarding its employees’ use, protection, disclosure or nondisclosure of confidential information of any member of the Company Group;

(iii) leases of real or personal property involving consideration or other expenditure in excess of $10,000 per year or $100,000 in the aggregate;

(iv) except for purchase or sale orders for the purchase of materials or supplies or for the sale of products entered into in the Ordinary Course of Business, agreements involving payment or other expenditure of more than $50,000 per year or $250,000 in the aggregate;

(v) agreements providing for the disposition of any material asset, other than in the Ordinary Course of Business;

(vi) consulting agreements not cancelable on less than six (6) months’ notice;

(vii) agreements with sales representatives, dealers or distributors;

(viii) partnership or joint venture agreements;

(ix) agreements relating to the license of intellectual property to and from third parties (other than shrink-wrap, click-wrap, click through or other similar agreements with respect to off-the-shelf or personal computer software where the annual commitment of the Company after the Closing Date is less than $10,000 per year with respect to each such license);

(x) collective bargaining agreements;

(xi) any employment agreement or other agreement or arrangement between a member of the Company Group and its officers, managers or affiliates (including the Shareholders or any of their relatives or affiliates);

(xii) any indenture, mortgage, promissory note, loan agreement, guaranty or other agreement or commitment for the borrowing of money or evidencing an Encumbrance;

(xiii) any agreement with any customer, supplier, dealer, distributors or sales representatives described in Section 5.20 not entered into in the Ordinary Course of Business and in each case under which the Company is likely to be entitled to receive revenues or become subject to any obligation to pay a liability of more than $50,000 in any calendar year; and

(xiv) any other contract, agreement, lease, license or arrangement the termination of which is reasonably likely to result in a Material Adverse Effect.

(b) Each Material Contract is in full force and effect, except as limited by bankruptcy, insolvency, reorganization, moratorium, marshaling or other similar Laws relating to creditors’ rights generally or by general principles of equity (whether considered in an action at law or in equity) and to the discretion of the court before which any proceedings therefor may be brought. No member of the Company Group is in default under any Material Contract in any material respect, and to the Knowledge of the Company, no other party to any Material Contract is in default thereunder in any material respect.

5.11 Litigation and Proceedings; Product Liability.

(a) No Claim commenced, brought, conducted or heard by or before, or otherwise involving, a Governmental Authority or arbitrator is pending or, to the Company’s Knowledge, threatened against any member of the Company Group affecting the Business; no member of the Company Group has received written notice of a Claim affecting the Business that is reasonably likely to be commenced, brought, conducted or heard by or before, or is otherwise reasonably likely to involve, a Governmental Authority or arbitrator; and there is no investigation pending or, to the Company’s Knowledge, threatened against any member of the Company Group with respect to any charge concerning violation of any Law, whether federal, local, state or foreign, relating to a member of the Company Group, its operations or the Business. Set forth in Section 5.11 of the Disclosure Schedule is a summary of all such Claims that were pending or, to the actual Knowledge of the Company, threatened at any time in the three years prior to the date of this Agreement. Such summary includes a brief description of each such Claim, the estimated amount of each such Claim, and a brief description of its current status or final disposition.

(b) There have been no product liability Claims relating to products manufactured or sold, or services rendered, by a member of the Company Group which are presently pending or which, to the Company’s Knowledge, are threatened, or which have been asserted in writing or commenced against a member of the Company Group within the five years prior to the date hereof, or which, to the actual Knowledge of the Company, have been asserted verbally against a member of the Company Group within the five years prior to the date hereof, in which in any of the above instances a party thereto either requested injunctive relief (whether temporary or permanent) or alleged damages in excess of $50,000 (whether or not covered by insurance). To the Company’s Knowledge, the Company Group’s products have been designed and manufactured so as to meet and comply with all standards and specifications of any Governmental Authority currently in effect.

5.12 Environmental, Health and Safety Matters.

(a) To the Company’s Knowledge, the Company and the Company Subsidiaries, and the Real Property are, and for the past five years have been, in compliance with all Environmental and Safety Laws.

(b) No member of the Company Group caused any Contaminants to be present, used, manufactured, handled, generated, treated, stored, accumulated, placed, processed or Released, in, on, at, upon, under or from any surface soil or surface water, any subsurface soil or subsurface water/groundwater, any building component or any structure or premises of any Real Property or any other real property leased or otherwise used at any time by a member of the Company Group in connection with their operation of the Business (“Former Property”), except in compliance with Environmental and Safety Laws.

(c) To the Company’s Knowledge, none of the members of the Company Group or any Real Property or Former Property are subject to any liability, whether liquidated or contingent, in connection with any Environmental and Safety Laws, any Remedial Action or the Release, or presence of any Contaminants in, on, at, upon, under or from any surface soil or surface water, any subsurface soil or subsurface water/groundwater, any building component or any structure.

(d) To the Company’s Knowledge, no disposal site utilized by the Company Group is listed on the Comprehensive Environmental Response, Compensation and Liability Information System list, as updated through the date of this Agreement, or the National Priorities List of Hazardous Waste Sites or any similar list maintained by any Governmental Authority.

(e) To the Company’s Knowledge, there is not now nor has there been on, in or under any Real Property or any Former Property:

(i) any generation, processing, treatment, storage, recycling, disposal or arrangement therefor, of any Contaminant or any “Hazardous Waste” as that term is defined under the Resource Conservation and Recovery Act, and any regulation promulgated under the Resource Conservation and Recovery Act, or any state equivalent in violation of applicable Environmental and Safety Laws;

(ii) any aboveground or underground storage tanks or surface impoundments;

(iii) any asbestos or asbestos-containing material;

(iv) any PCBs in any hydraulic oils, transformers, capacitors or other electrical equipment; or

(v) any mold, bacteria or fungi in violation of applicable Environmental and Safety Laws.

(f) To the Company’s Knowledge, there are no past or present events, conditions, circumstances, activities, practices, incidents, actions or plans which have given or may give rise to any liability, or could reasonably be expected to form the basis of any Claim, penalty, fine, hearing, notice of violation, directive or requirement to undertake any Remedial Action, under any Environmental and Safety Laws relating to the Business, any Real Property, or any Former Property, for which any members of the Company Group is or may be held responsible.

(g) Other than the Environmental Permits held by the members of the Company Group, no Permits, consents and approvals are required by, under or pursuant to any Environmental and Safety Law to operate the Business (as currently operated and as presently planned to be operated) in compliance with all Environmental and Safety Laws.

(h) The Environmental Permits are in full force and effect and constitute all permits, licenses, approvals and consents relating to Environmental and Safety Laws or Hazardous Substances required of each member of the Company Group for the conduct of the Business and the use of the Real Property (as presently conducted and used by such member of the Company Group), and all such Environmental Permits are set forth in Section 5.12 of the Disclosure Schedule.

(i) Each member of the Company Group has filed all material reports, returns and other filings required to be filed with respect to the Real Property and the Business under Environmental and Safety Laws and the Environmental Permits. The Company has furnished to Buyer true, correct and complete copies of all material environmental audits, reports, assessments and all other environmental, health or safety documents relating to the Company Group, their assets and properties and the past or current operations of the Business, in each case which are in the possession or under their reasonable control.

5.13 Permits. Each member of the Company Group possesses all Permits necessary to conduct the Business as currently conducted, and such Permits are in full force and effect. No proceeding is pending or, to the Company’s Knowledge, threatened regarding the revocation or limitation of any such Permit. The Company has no knowledge of any reason why any Permit would not be renewed by applicable Governmental Authorities.

5.14 Taxes.

(a) (i) Each member of the Company Group has duly filed or caused to be filed, in a timely manner, with the appropriate Taxing authorities, all Tax returns required to be filed (determined with regard to any timely extensions) by it on or before the Closing Date, and each such Tax return (including any amendment thereto) is true, correct, and complete in all material respects and all Taxes due with respect to, or shown to be due on, such Tax returns (or in respect of subsequent assessments with regard thereto), have been timely paid, or an adequate reserve has been established therefor on the Interim Balance Sheet (or, with respect to Taxes accruing after the Interim Balance Sheet Date and prior to the Closing Date, an adequate reserve will be established therefor on the Company’s unaudited balance sheet as of the Closing Date), there are no Encumbrances, except for Permitted Encumbrances, for Taxes upon any of the assets of any member of the Company Group and no member of the Company Group is currently the beneficiary of any extension of time with which to file any Tax return;

(ii) all Taxes required to be withheld by a member of the Company Group have been withheld and have been (or will be) to the extent due before Closing duly and timely paid to the proper Taxing authority and each member of the Company Group has made all estimated income Tax deposits and all other required Tax payments or deposits (including all withholding Taxes);

(b) the amount of the Company Group’s liability for unpaid Taxes for all periods ending on or before the date hereof does not, in the aggregate, exceed the amount of the current liability accruals for Taxes (excluding reserves for deferred Taxes), as such accruals are reflected on the Interim Balance Sheet and no deficiencies for any Taxes have been proposed, asserted or assessed against any member of the Company Group;

(c) no member of the Company Group is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement, or any other contractual obligation to pay the Tax obligations of another Person or to pay the Tax obligations with respect to transactions relating to any other Person and there are no agreements or waivers extending the statutory period of limitation applicable to any Taxes of a member of the Company Group for any period;

(d) no foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to a member of the Company Group and no member of the Company Group has received from any foreign, federal, state, or local Taxing authority (including jurisdictions where they have not filed Tax returns) any written notice indicating an intent to open an audit or other review, request for information relating to Tax matters, or notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Taxing authority against a member of the Company Group and no officer or director of a member of the Company Group has Knowledge based upon personal contact with any agent of such authority of any such proceeding;

(e) none of the consideration to be paid to a Shareholder with respect to the Shares outstanding as of the date hereof is required to be treated as compensation for services for Tax purposes;

(f) no member of the Company Group has been a member of any combined, consolidated or unitary group (other than a group of which the Company is the parent) for state income or franchise Tax purposes and no member of the Company Group files (or is required to file) combined, consolidated or unitary returns for state income or franchise Tax purpose;

(g) no member of the Company group has liability for the Taxes of any Person under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Laws);

(h) no member of the Company Group will be required to include any item of income, or exclude any item of deduction from, Taxable income for any Taxable period ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) closing agreement (as described in Code Section 7121) executed on or prior to the Closing Date, or (iii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) prepaid amounts received on or prior to the Closing Date

(i) no member of the Company Group is a party to any contract that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local or foreign Law);

(j) no member of the Company Group has disclosed on its income Tax returns any position taken therein that could give rise to a substantial understatement of federal income Taxes within the meaning of Section 6662 of the Code;

(k) no member of the Company Group has participated in any “reportable transaction” or acted as a “material advisor” with respect thereto, as such terms are defined, in the case of “reportable transaction” in the Treasury Regulations under Code Sections 6011 and 6112 and, in the case of “material advisor,” as defined in Code Section 6111;

(l) no member of the Company Group (i) has net operating losses or other Tax attributes presently subject to limitation under Code Sections 382, 383, 384, or the federal consolidated return regulations, (ii) has been a party to any transaction that could cease to be a “reorganization” (as defined in Section 368 of the Code) as a result of the transactions contemplated by this Agreement, (iii) has made, or is required to make (or take any action that could result in), an election or deemed election under Section 338 of the Code, (iv) has any asset that directly or indirectly secures any debt the interest on which is Tax-exempt under Section 103(a) of the Code, (v) has any asset that is “Tax-exempt use property” as defined in Section 168(h) of the Code; (vi) has any “section 197 intangible” within the meaning of Section 197(c) of the Code that is not amortizable in the hands of any Company by reason of having been acquired by the Company pursuant to the nonrecognition transactions described in Section 197(f)(2)(B) of the Code or the anti-churning rules of Section 197(f)(9) of the Code and the regulations thereunder or (vii) has distributed stock of another entity or had its stock distributed by another entity in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code;

(m) the Company has delivered to Buyer true and complete copies of the Company Group’s federal and state income Tax returns and all foreign Tax returns relating to a member of the Company Group (and amended Tax returns, revenue agents’ reports, and other notices from Taxing authorities) for each of its preceding five (5) Taxable years and indicated those Tax returns that have been audited by any Tax authority; and

(n) neither the Company nor any Company Subsidiary has, in the past 10 years, (i) acquired assets from another corporation in a transaction in which the Company’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (ii) acquired the stock of any corporation that is a qualified subchapter S subsidiary.

5.15 Employee Benefit Plans.

(a) Section 5.15(a) of the Disclosure Schedule lists all “employee pension benefit plans,” as such term is defined in section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) without regard to any exemptions from any requirements thereunder issued by the United States Department of Labor in regulations or otherwise, maintained, sponsored or contributed to by any member of the Company Group (the “Pension Plans”). The term “Pension Plan” shall include both defined benefit plans and defined contribution plans (including, but not limited to 401(k) plans). The term “Pension Plan” shall also include any terminated “employee pension benefit plan” previously maintained, sponsored or contributed to by a member of the Company Group which, as of the Closing Date, has not distributed all of its assets in full satisfaction of accrued benefits.

(b) Section 5.15(b) of the Disclosure Schedule lists all “employee welfare benefit plans,” as defined in ERISA section 3(1) without regard to any exemptions from any requirements thereunder issued by the United States Department of Labor in regulations or otherwise, maintained, sponsored or contributed to by a member of the Company Group (the “Welfare Plans”). The term “Welfare Plans” shall also include any terminated employee welfare benefit plan previously maintained, sponsored or contributed to by a member of the Company Group which, as of the Closing Date, has not distributed all of its assets.

(c) Section 5.15(c) of the Disclosure Schedule lists all plans, agreements or programs currently maintained, sponsored or contributed to by a member of the Company Group to provide fringe or other benefits to employees of the Business (other than Pension Plans and Welfare Plans) including, but not limited to, vacation, holiday, sick leave, disability, retirement, stock bonus, savings, thrift, bonus, stock appreciation, deferred compensation, severance, employment, consulting, medical, hospitalization, welfare, life insurance and other insurance plans, group insurance or other benefit plans, agreements or programs (the “Fringe Benefit Plans”).

(d) Section 5.15(d) of the Disclosure Schedule lists each other plan, program, policy, contract or arrangement currently maintained, sponsored or contributed to by a member of the Company Group which (i) has not already been listed in Section 5.15(a), (b) or (c) of the Disclosure Schedule and (ii) provides for bonuses, pensions, deferred pay, stock or equity related awards, severance pay, salary continuation or similar benefits, hospitalization, medical, dental or disability benefits, life insurance or other employee benefits, or compensation to or for any current or former employees, agents, or independent contractors or any beneficiaries or dependents of any such Person, whether or not insured or funded.

(e) (i) A true and correct copy of [a] the written plan document for each such Pension Plan, Welfare Plan, Fringe Benefit Plan and each plan, program, policy, contract or arrangement listed in Section 5.15(e) of the Disclosure Schedule (hereinafter referred to collectively as “Company Group Benefit Plans” or individually as a “Company Group Benefit Plan”), [b] the most recent summary plan description (“SPD”), all summaries of material modifications provided subsequent to the most recent SPD was published, employee booklets and all other material communications to employees with respect to any Company Group Benefit Plan, [c] any service agreement, including third-party administration agreements or other contracts related to each Company Group Benefit Plan, [d] the three most recent annual reports on Form 5500 required to be filed for each Company Group Benefit Plan including required attachments, [e] the five most recent actuarial reports, if applicable, for each Company Group Benefit Plan, [f] all related trust agreements, annuity contracts, insurance contracts, including stop-loss insurance contracts, or other funding arrangements which relate to any Company Group Benefit Plan, and the most recent periodic accounting of related plan assets, and [g] in the case of stock options, phantom stock or stock appreciation rights issued under a plan, a list of holders, dates of grant, number of shares, exercise price per share and dates exercisable has been furnished to Buyer; (ii) each such Company Group Benefit Plan listed in Section 5.15 of the Disclosure Schedule complies in all respects with all applicable local Laws, including but not limited to the Code and ERISA, and any contract or labor, works council or collective bargaining agreement, and has been administered in all respects in accordance with its terms; (iii) all contributions, premiums and other payments due from any member of the Company Group to (or under) any Company Group Benefit Plan through the date of this Agreement and as of the Closing have been fully paid or, to the extent not required to be paid on or before such date, have been fully provided for in accordance with applicable funding principles and requirements and will continue to be so paid or provided for until the Closing Date, and all contributions to Company Group Benefit Plans have been or are fully deductible; (iv) the Company Group

Benefit Plans which are intended to qualify under Section 401(a) of the Code have been submitted to and approved under Section 401(a) of the Code by the Internal Revenue Service or, alternatively, have submitted a determination letter request to the Internal Revenue Service prior to the expiration of the most recently expired applicable remedial amendment period with respect to any such ERISA plan or alternatively are prototype plans that are not required to seek Internal Revenue Service determination letters; (v) no member of the Company Group has liability (including any withdrawal liability) with respect to [a] any employee pension benefit plan covered by Title IV of ERISA or Section 412 of the Code, except as has been satisfied in full prior to the Closing Date or [b] any Multiemployer Plan (as defined in Section 4001 of ERISA); (vi) all Company Group Benefit Plans may be terminated or modified by the applicable member of the Company Group in its discretion without penalty or premium; (vii) no non-exempt prohibited transaction as defined in ERISA section 406 or Code section 4975 has occurred, no member of the Company Group nor any of their current or former directors, officers, employees or any other “fiduciary,” within the meaning of ERISA section 3(21), has committed any breach of fiduciary responsibility imposed by ERISA or any other applicable Law, or has any liability for failure to comply with ERISA or the Code for any action or failure to act in connection with the operation, administration or investment of the assets of any Company Group Benefit Plan. There is no pending or, to the Company’s Knowledge, threatened action, audit, suit, grievance, arbitration or other manner of Claim under any Company Group Benefit Plan (other than routine claims for benefits). Each member of the Company Group and any of their directors, officers, employees or any fiduciary of any Company Group Benefit Plan has no Knowledge of any facts which could give rise to Claims with respect to any Company Group Benefit Plan. No reportable event, within the meaning of ERISA section 4043 has occurred during the last five years. There have been no investigations or audits of any Company Group Benefit Plan by any Governmental Authority that have been concluded that resulted in any liability to any member of the Company Group that has not been fully discharged, and the Company has provided Buyer copies of any closing letter, closing agreement or other documentation describing the resolution of such prior audits or investigations; (viii) no termination or partial termination of any Company Group Benefit Plan or participation in any Company Group Benefit Plan has occurred within the last five years; (ix) with respect to any insurance policy providing funding or benefits under any Company Group Benefit Plan, [a] there is no actual or, to the Company’s Knowledge, potential liability for any member of the Company Group in the nature of a retroactive or retrospective rate adjustment, loss sharing arrangement, or other actual or contingent liability, nor would there be any such liability if such insurance policy was terminated on the Closing Date; and [b] to the Company’s Knowledge, no insurance company issuing any such policy is in receivership, conservatorship, liquidation or similar proceeding and no such proceedings with respect to any insurer are imminent. If a Company Group Benefit Plan is self-funded and a member of the Company Group is party to a stop-loss insurance policy with respect to such Company Group Benefit Plan, such member of the Company Group has complied with all terms of the stop-loss policy and has timely paid all premiums owing with respect to such stop-loss policy through the Closing Date. The transactions contemplated by this Agreement will not cancel, impair or reduce amounts payable under any such stop-loss insurance policy; (x) all reports, notices and descriptions of Company Group Benefit Plans (including, without limitation, Form 5500 annual reports, summary annual reports, summary plan descriptions, summaries of material modifications and employee notices) required to be filed or distributed by a member of the Company Group have been timely filed with the IRS, the DOL, or the PBGC, as applicable, and, as appropriate, have been timely provided to the participants and beneficiaries in the Company Group Benefit Plans; (xi) the consummation of the transactions contemplated by this Agreement will not [a] entitle any present or former director, officer or employee of any member of the Company Group to severance pay, unemployment compensation, excess parachute payments (within the meaning of section 280G of the Code) or any other payment, [b] accelerate the time of payment or vesting of benefits under any Company Group Benefit Plan, or [c] increase the amount of compensation or benefits due under any Company Group Benefit Plans with respect to any such present or former director, officer or employee; and (xii) no member of the Company Group Benefit Plan provides benefits to any retirees or other former employees of the Company Group, except to the extent required by COBRA.

5.16 Labor Matters.

(a) No member of the Company Group is a party to or bound by any union collective bargaining agreements or other similar labor contracts. No member of the Company Group is a party to any pending arbitration or grievance proceeding or other Claim relating to any such labor contract nor, to the Company’s Knowledge, is any such action threatened. Within the last five years, no member of the Company Group has experienced any union organization attempts or any work stoppage due to labor disagreements, and there is currently no labor strike, dispute, request for representation, slow down or stoppage actually pending, or to the Knowledge of the Company, threatened against or affecting any member of the Company Group. No member of the Company Group has written notice or Knowledge of any employment discrimination, worker safety or unfair labor practice or other employment-related investigation against any member of the Company Group by a Governmental Authority. To the Company’s Knowledge, no member of the Company Group has liability under the federal Worker Adjustment and Retraining Notification Act (or any similar foreign, state or local Laws), or the Immigration Reform and Control Act of 1986.

(b) Section 5.16(b) of the Disclosure Schedule is a correct and complete list of all current employees of each member of the Company Group, including salary or hourly wage or other compensation, position, and hire date. A Form I-9 has been properly completed and retained with respect to each of the Company Group’s current and past employees, as required by applicable Law. Following receipt from the Social Security Administration that an employee’s social security number is a “no-match,” the members of the Company Group provide written notice to such employee of the discrepancy and directs such employee to resolve such matter with the Social Security Administration.

(c) Each employee and, to the Company’s Knowledge, each individual independent contractor, of a member of the Company Group is a U.S. citizen, a permanent resident of the U.S. with unrestricted rights to be employed in the U.S., or possesses a visa permitting such Person to be employed by such member of the Company Group. A list of all employees of the Company Group who are not U.S. citizens, and their respective visas or other resident status (including expiration dates where applicable) is attached to Section 5.16(c) of the Disclosure Schedule.

5.17 Intellectual Property. Section 5.17 of the Disclosure Schedule contains a true and complete list of all registered patents, trademarks, trade names, service marks and copyrights relating to the Business and all pending applications and applications to be filed therefor owned by each member of the Company Group. All intellectual property listed on Section 5.17 of the Disclosure Schedule is registered or filed as set forth on Section 5.17 of the Disclosure Schedule, all pending registrations and applications are active and all annuity, maintenance, renewal and other fees relating to registrations or applications are current. The members of the Company Group own or otherwise have the right to use all intellectual property rights which are required to conduct the Business, as it is currently being conducted, and, to the Company’s Knowledge, no member of the Company Group is infringing any intellectual property rights of any third party in the operation of the Business, nor, to the Company’s Knowledge, is any other Person infringing the intellectual property listed on Section 5.17 of the Disclosure Schedule or the intellectual property licensed to any member of the Company Group by a third party. No member of the Company Group has received any written notice of, and the Company has no Knowledge of, any threat that might diminish or destroy any trade secret utilized by any member of the Company Group in the conduct of the Business.

5.18 Information Technology; Security and Privacy. All information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in of necessary in the conduct of the Business (collectively, “Company IT Systems”) have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards prudent in the industry, to ensure proper operation, monitoring and use. The Company IT Systems are in good working condition to effectively perform all information technology operations necessary for the conduct of the Business. The Company Group has taken the measures necessary to provide for the back-up and recovery of data and information necessary to conduct the Business (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of the Business.

5.19 Compliance with Laws. To the Company’s Knowledge, each member of the Company Group is in compliance with, all applicable Laws. Within the last five (5) years no written notice from any Governmental Authority has been served upon any member of the Company Group claiming any violation or alleged violation of any Law.

5.20 Major Customers and Suppliers; Dealers and Distributors.

(a) Major Customers and Suppliers. Section 5.20(a) of the Disclosure Schedule sets forth a list of the 30 largest customers of each member of the Company Group for each of the fiscal years ended December 31, 2010, December 31, 2009 and December 31, 2008 (determined on the basis of the total dollar amount of net sales) and for the ten (10) months ended October 31, 2011 showing the dollar amount of sales to each such customer during each such time periods. Section 5.20(a) of the Disclosure Schedule also sets forth a list of the 15 largest suppliers of each member of the Company Group in terms of dollar volume of purchases from such suppliers during such time periods. Neither the Company nor any Company Subsidiary has received from any of the customers or suppliers listed or required to be listed in such Section of the Disclosure Schedule any written notice of any intention to terminate or otherwise materially and adversely alter such customer’s or supplier’s relationship with any member of the Company Group or the Business after Closing.

(b) Dealers and Distributors. Section 5.20(b) of the Disclosure Schedule contains (i) a correct and complete list by product line of all sales representatives, dealers, distributors and franchisees of each member of the Company Group and other third parties performing similar functions for any member of the Company Group and (ii) a list of all such sales representative, dealer, distributor, franchise and other applicable contracts and policy statements, copies have which have been previously provided to Buyer. The Company Group has no agreement with any such sales representative, dealer, distributor, franchisee or other third party that is not cancelable by the Company Group on notice of not longer than 30 days without liability, penalty or premium of any nature of kind whatsoever. The Company Group has paid all commissions and other amounts due to each such sales representative, dealer, distributor, franchisee and other third party. Except in the Ordinary Course of Business, the Company Group has not terminated its engagement or other relationship with any such sales representative, dealer, distributor, franchisee or other third party in the previous two years.

5.21 Product Warranty and Product Liability. Section 5.21 of the Disclosure Schedule contains a true, correct and complete copy of each member of the Company Group’s standard warranty or warranties for sales of products and services, and except as expressly set forth therein, there are no warranties, deviations from standard warranties or commitments or obligations with respect to the return, repair, replacement or re-performance of products and services under which the Company Group has any material liability. Section 5.21 of the Disclosure Schedule sets forth the aggregate annual cost to the Company Group of performing warranty obligations for each of the previous three years and the current year through October 31, 2011. Section 5.21 of the Disclosure Schedule also contains a description of all pending warranty claims where the amount in question exceeds, or is reasonably likely to exceed, $10,000 (or its foreign currency equivalent as of the date hereof). Since October 31, 2011, the Company Group has not made voluntary concessions or payments not charged to warranty expense as an accommodation to customers that have claimed that a product or service is defective. Except in the Ordinary Course of Business, none of the products or services has been the subject of any replacement, field fix, retrofit, modification or recall campaign, and, to the Company’s Knowledge, no facts or conditions exist that could reasonably be expected to result in such a recall campaign. All products and services have been designed, manufactured, labeled and performed so as to meet and comply with all applicable governmental standards, all applicable product specifications and all applicable Laws currently in effect, except in each of the foregoing instances where the failure would not have a Material Adverse Effect, and have received all governmental approvals and customary industry certifications necessary to allow their sale and use. To the Company’s Knowledge, products and services that the Company Group produces or performs under contracts in which any member of the Company Group commits to deliver products or perform services that are designed, manufactured, labeled and/or performed so as to meet and comply with any governmental standards and specifications, Laws currently in effect, or any product specifications supplied by customers or contractual counterparties have been designed, manufactured, labeled and/or performed in a manner that complies with such requirements.

5.22 Undisclosed Liabilities. No member of the Company Group has any liabilities that would be required to be reflected on a balance sheet prepared in accordance with GAAP, except for (a) liabilities set forth in the financial statements of the Company, including on the Interim Balance Sheet, including the notes thereto, (b) liabilities incurred in the Ordinary Course of Business since the Interim Balance Sheet Date, (c) liabilities reflected in the Closing Statement, (d) liabilities disclosed in this Agreement or in the Disclosure Schedule, and (e) liabilities arising in the Ordinary Course of Business under contracts, agreements or arrangements to which a member of the Company Group is a party.

5.23 Brokerage. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the transactions contemplated hereby or thereby based upon any agreements, written, oral or otherwise made by or on behalf of the Company.

5.24 Related Parties Transactions. No member of the Company Group has entered into or is bound by any agreements, contracts, arrangements or other business relationships with any of the Company Group’s present and former directors, managers, officers, shareholders, unit holders, partners or their respective relatives or affiliates (the “Related Parties”) other than normal employment arrangements and the Company Group Benefit Plans, (ii) no member of the Company Group is owed, nor do they owe, any amount from or to the Related Parties (excluding employee compensation and other ordinary incidents of employment) and (iii) none of the Related Parties has any interest in any property, real or personal or mixed, tangible or intangible, used in or pertaining to the Business or the Company Group.

5.25 Insurance. Section 5.25 of the Disclosure Schedule contains a true and complete list of all property, liability, crime and fidelity insurance policies to which each member of the Company is a party or which provides coverage to or for the benefit of or with respect to a member of the Company Group or any director or employee of the Company Group in his or her capacity as such, other than as included in the Company Group Benefit Plans (the “Insurance Policies”), indicating in each case the type of coverage, the insurer, the expiration date of each policy and the amount of coverage. The Company has delivered to Buyer declaration sheets reflecting such Insurance Policies. Each Insurance Policy is in full force and effect, and no member of the Company Group has received any notice of cancellation of any of the Insurance Policies. No member of the Company Group is in default with respect to its obligations under any of the Insurance Policies, and the applicable member of the Company Group has given timely notice to the insurer of all material claims that may be insured thereby.

5.26 Consents. The execution, delivery, and performance by the Company of this Agreement and any additional agreements to which the Company and any Company Subsidiary and the Shareholders is or are a party, and the consummation of the transactions contemplated hereby and thereby, do not require any consent, waiver, authorization or approval of, or filing with, any Governmental Authority or any other Person.

5.27 Powers of Attorney. There is no outstanding power of attorney authorizing any Person to act on behalf of any member of the Company Group.

5.28 Corporate Records and Minute Book. The minute books of the Company and the Company Subsidiaries contain for the six (6) year period prior to the date of this Agreement complete and accurate records in all material respects of all meetings and other corporate actions of the stockholders and board of directors (including committees thereof) of such entities. The stock ledgers of the Company and the Company Subsidiaries are complete and reflect all issuances, transfers, repurchases and cancellations of shares of capital stock or other equity securities of such entities. True and complete copies of the minute books and the stock ledgers of the Company and the Company Subsidiaries have been made available to Buyer and will be delivered to Buyer at the Closing.

5.29 FCPA and Customs Duties. To the Company’s actual Knowledge:

(a) There are no payment arrangements that could violate the Foreign Corrupt Practices Act; and

(b) The Company Group has duly filed, or caused to be duly filed, in a timely manner, with the appropriate Governmental Authorities, all returns and other filings required to be filed by it on or before the Closing Date related to customs and other import and export duties, excise duties, stamp duty and capital duty, and each such return and filing is true, correct, and complete in all material respects, and all amounts due on or prior to the Closing Date with respect thereto have been timely paid.

5.30 Product Compliance. To the Company’s Knowledge, the Company Group’s products and their production, storage, pricing, delivery and sale are and have been in compliance with all foreign, federal, state and local laws applicable thereto, including, without limitation, as applicable, all packaging and labeling laws, the European Union’s directive on waste electrical and electronic equipment (i.e., WEEE), the European Union’s directive on the use of hazardous substances in electrical and electronic equipment (i.e., RoHS), and similar legislation as may apply in other jurisdictions, and legislation relating to the “CE” marking in Europe.

5.31 Specifically Designated National and Blocked Persons. No Shareholder nor any of his, her or its affiliates, officers, directors, partners or shareholders, is a Person (or to the best of the Company’s Knowledge, owned or controlled by any Person): (a) that is listed in the Annex to, or is otherwise subject to the provisions of Executive Order 13224 issued on September 24, 2001 (“EO13224”); (b) whose name appears on the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”) most current list of “Specifically Designated National and Blocked Persons” (which list may be published from time to time in various mediums including the OFAC website, (http://www.treas.gov/offices/enforcement/ofac/sdn/t11sdn.pdf)); (c) who commits, threatens to commit or supports “terrorism”, as that term is defined in EO13224; or (d) who is otherwise affiliated with any Person listed above.

5.32 Gifts and Benefits. No employee or agent of any member of the Company Group acting on the behalf of such entity has, directly or indirectly, given or agreed to give, to any customer, supplier, governmental employee or any actual or purported agent of any of the foregoing who is or may be in a position to help or hinder the Company Group or the Business

(or assist any member of the Company Group in connection with any actual or proposed transaction relating to the Company, the Subsidiary or the Business) (a) any illegal gift or benefit or (b) any gift or similar benefit which if not continued or repeated in the future, would have a Material Adverse Effect on the relationship of the any member of the Company Group with such Person.

5.33 Personnel Record. To the Company’s actual Knowledge, as of the Closing Date, there are no outstanding pledges, mortgages, security interests or other encumbrances in or on any of the Shares. In the past three years, to the Company’s Knowledge, none of the Shareholders has filed a petition under the federal bankruptcy Laws or any state insolvency Laws, been adjudged a bankrupt or made a general assignment for the benefit of creditors. To the Company’s Knowledge, none of the directors, officers or managers of any member of the Company Group has (a) been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding minor traffic violations), (b) been the subject of any professional disciplinary proceedings, or (c) been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or any federal or state authority, permanently or temporarily enjoining such Person from, or otherwise limiting, such Person from any type of business practice.

5.34 Officers and Directors; Bank Accounts. Section 5.34 of the Disclosure Schedule sets forth all directors, officers and managers of the Company and the Company Subsidiaries, and all of the bank accounts, safe deposit boxes and lock boxes of the Company and the Company Subsidiaries (indicating each authorized signatory with respect thereto).

5.35 Representations with respect to PCT. Notwithstanding anything to the contrary contained in this Section 5, any representations and warranties made by the Company Group in this Agreement that relate in any way to PCT shall be deemed in all respects to be qualified by, and limited to, the actual knowledge of John E. Erskine, Jr., John E. Erskine III, David M. Perkins, Cristie Leto, James Frommell or Glenn R. Coates.

6. Representations and Warranties of Buyer and Merger Sub. Buyer and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

6.01 Corporate Organization. Buyer and Merger Sub are each a corporation validly existing under the laws of Wisconsin. Buyer and Merger Sub each has all corporate power and corporate authority to own, operate and lease its properties and carry on its business as now conducted. Buyer and Merger Sub are each duly licensed and qualified to do business in and are in good standing under the Laws of each jurisdiction where failure to do so would adversely affect the business of Buyer or Merger Sub, as applicable.

6.02 Authorization of Agreement. Buyer and Merger Sub have all necessary corporate power and corporate authority to execute and deliver this Agreement and the other agreements which are to be executed by Buyer and Merger Sub pursuant to the terms hereof, and to consummate the transactions provided for hereby and thereby, and the execution and delivery of this Agreement and any such other agreements which are to be executed by Buyer and Merger Sub and the performance by them of the obligations to be performed hereunder and thereunder have been duly authorized by all necessary action on the part of Buyer and Merger Sub. The execution and delivery of this Agreement and each other agreement to be executed by Buyer and Merger Sub pursuant hereto, and the consummation of the transactions contemplated hereby and thereby, do not and will not conflict with or result in a breach of, or constitute a default under, (a) the Articles of Incorporation or by-laws of Buyer or Merger Sub, (b) any material order, judgment or decree or any agreement or instrument to which Buyer or Merger Sub is a party or by which Buyer, Merger Sub or their assets are bound or affected, or (c) any Laws by which Buyer, Merger Sub or their assets are bound or affected. This Agreement is, and each other agreement and document to be executed by Buyer and Merger Sub pursuant hereto will be when so executed, a valid and binding obligation of Buyer and Merger Sub enforceable in accordance with their terms, except that enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors rights generally and by general equitable principles.

6.03 Litigation. There is no action, suit or proceeding or investigation or claim pending or, to the Knowledge of Buyer, threatened against Buyer which will adversely affect or restrict Buyer’s or Merger Sub’s ability to consummate the transactions contemplated hereby.

6.04 No Brokers or Finders. Except for Robert W. Baird & Co., Inc., neither Buyer, Merger Sub nor any of their directors, officers, employees, shareholders or agents have retained, employed or used any broker or finder in connection with the transactions provided for in this Agreement.

6.05 Investment Intent. The Shares are being acquired by Buyer for investment purposes only and not with the view to resale or other distribution. Buyer understands that the offer and sale of the Shares to Buyer have not been and will not be registered under the Securities Act of 1933 or under any state or federal securities Laws, and the Shares are being offered to Buyer in full in reliance upon federal and state exemptions.

7. Pre-Closing Covenants. The parties agree as follows with respect to the period between the execution of this Agreement and the Closing:

7.01 General. Each of the parties shall use commercially reasonable efforts to take all action and to do all things necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Section 8 below).

7.02 Notices and Consents. The Company shall use commercially reasonable efforts to obtain any third party consents that are required to be obtained in connection with the consummation of the transaction. Each of the parties shall give any notices to, make any filings with, and use reasonable best efforts to obtain any authorizations, consents and approvals of governments and governmental agencies which are required to be given, made or obtained in connection with consummation of the transaction.

7.03 Conduct of Business Pending the Closing. From the date hereof until the Closing, except as required by the express terms of this Agreement and except as otherwise consented to by Buyer in writing and subject to applicable Law, each member of the Company Group shall conduct its business only in, and not take any action except in, the Ordinary Course of Business. Subject to applicable Law, the Company shall use its commercially reasonable efforts to keep Buyer informed as to the operations and activities of the Company Group and to consult with representatives of Buyer on material matters relating to or affecting the Company Group’s business, assets or liabilities. The Company shall take such action as is necessary to maintain, preserve, renew and keep in favor and effect the existence, rights, qualifications, licenses, Permits, consents, authorizations, regulations and franchises of the Company Group. The Company shall use its commercially reasonable efforts to preserve the Business, to keep available to Buyer the current employees of the Company Group and to preserve the Company Group’s current relationships with suppliers, customers, officers, employees and agents and others having business dealings with the Company Group. Subject to applicable Law, the Company shall not, and shall not permit any other member of the Company Group to, without the prior written consent of Buyer except as specifically contemplated herein or except in the Ordinary Course of Business:

(a) take or omit to take any act that (i) may cause a breach of any Material Contract of any member of the Company Group, or (ii) may breach any representation, warranty or covenant made by the Company in this Agreement;

(b) except as set forth in the Disclosure Schedule, declare, set aside, pay or make any dividend or other distribution or payment (whether in cash stock or property) with respect to any Equity Interests of the Company;

(c) increase the compensation or benefits (including severance or termination pay) of, or grant additional benefits to, any director, officer or employee, other than reasonable increases to non-management employees;

(d) enter into agreements of any type;

(e) make any change or amendment to their respective Articles of Incorporation, by-laws or other charter documents;

(f) purchase or redeem any Equity Interests of the Company Group or any rights, warrants or options to acquire any Equity Interests of the Company Group, or adjust, split, combine or reclassify any Equity Interests or make any other changes in its capital structure;

(g) (i) issue or sell any Equity Interests of the Company Group or (ii) issue any securities convertible into or exchangeable for, or options, warrants to purchase, scrip, rights to subscribe for, calls or commitments of any character whatsoever relating to, or enter into any agreements with respect to the issuance of, any Equity Interests of the Company Group;

(h) make capital expenditures, nor commit to make capital expenditures, in excess of $10,000 individually or $50,000 in the aggregate;

(i) cancel or compromise any debts or claims other than for fair value;

(j) incur, assume or guarantee any Indebtedness or make any loan or advance other than advances for travel and entertainment to employees;

(k) defer, extend or fail to pay any of the liabilities as and when the same become due, or allow the level of liabilities to increase in any material respect;

(l) lease, sell or otherwise transfer or dispose of, or suffer to be imposed any Encumbrance (other than a Permitted Encumbrance) on, any assets, except for the sale of inventory items and the disposal of obsolete or worthless assets;

(m) make or change any elections, change an annual accounting period, adopt or change any accounting method, file an amended Tax return, enter into any closing agreement, settle any Tax Claim relating to the Company Group, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment relating to the Company Group, or take any other similar action related to the filing of any Tax return or the payment of any Tax, or take any other action, if such election, adoption, change, amendment, agreement settlement surrender consent or other action would have the effect of increasing the Tax liability of the Company Group for any period ending after the Closing Date or decreasing any Tax attribute of the Company Group existing on the Closing Date;

(n) acquire (i) any portion of the Equity Interests, or any material portion of the assets, of any entity or other business organization or division thereof (whether directly or indirectly, or by merger, sale of stock, reorganization, recapitalization, joint venture or otherwise) or (ii) any assets, except for purchases of inventory items or supplies and capital expenditures in compliance with Section 7.03(h); or

(o) directly or indirectly enter into any agreement, or make any commitment, with respect to any act or omission that is prohibited by this Section 7.03.

7.04 Access to Books and Records. The Company shall permit representatives of Buyer to have reasonable access at reasonable times, and in a manner so as not to unreasonably interfere with the normal business operations of the Company Group, to the premises, properties, personnel, books, records (including Tax records but not including employee files or medical records), contracts and documents of or pertaining to the Company Group.

7.05 Special Meeting. As promptly as practicable after the execution and delivery of this Agreement, the Company, acting through its Board of Directors, shall, in accordance with applicable Wisconsin Law, duly call, give notice of, convene and hold a special meeting of the Shareholders for the purpose of considering and taking action upon the adoption of this Agreement and approval of the Merger (the “Special Meeting”), and at such Special Meeting submit this Agreement for adoption and the Merger for approval by the Shareholders. The Company shall use commercially reasonable efforts to obtain the Requisite Shareholder Vote, except as required by Law or in the exercise of their fiduciary duties, the Board of Directors of the Company shall recommend that the Shareholders vote in favor of the adoption of this Agreement and approval of the Merger at the Special Meeting, and the Company agrees that it shall include in any proxy statement or similar documentation provided to the Shareholders in connection with the Special Meeting the recommendation of the Board of Directors of the Company that the Shareholders adopt this Agreement.

7.06 Company Representations and Warranties.

(a) Disclosure Schedule. The schedules and information set forth in the Disclosure Schedule refer to the section or paragraph of this Agreement to which such schedule and information is responsive, and each such schedule and information shall be deemed to have been disclosed with respect to all other sections and paragraphs of this Agreement where such applicability is reasonably apparent on its face; provided, however, that the Company shall make a good faith effort to cross reference on each schedule information set forth elsewhere in the Disclosure Schedule that is responsive to the schedule in question. All capitalized terms used in the Disclosure Schedule and not otherwise defined therein shall have the same meanings as are ascribed to such terms in this Agreement. The Disclosure Schedule shall not vary, change or alter the literal meaning of the representations and warranties of the Company contained in this Agreement, other than creating exceptions thereto which are responsive to the language of the warranties and representations contained in this Agreement.

(b) Updates to the Disclosure Schedule. The Company shall have the right to supplement the Disclosure Schedule at any time or times after the date of this Agreement, but prior to the Closing, (i) for events occurring between the execution date of this Agreement and the Closing, and (ii) for items disclosed by Buyer to the Shareholders’ Representative pursuant to Section 11.11 below by delivering one or more supplements (each, a “Disclosure Supplement”) to the Buyer in accordance with the procedures set forth in this Section 7.06; provided, however, that if the Disclosure Supplement is delivered to the Buyer at any time during the two (2) Business Days immediately preceding the Closing Date, or on the Closing Date, the Buyer, in its sole discretion, may choose to delay the Closing and defer the Closing Date for a period of up to two (2) Business Days so it may fully consider the matters disclosed in such Disclosure Supplement. Unless the existence of any matter set forth in any Disclosure Supplement (each, a “Subsequently Disclosed Matter”) will cause the conditions specified in Section 8.03(a) to not be satisfied as of the Closing, the Disclosure Schedule referred to herein shall be deemed amended and supplemented as of the Closing Date by all information, including without limitation, any Subsequently Disclosed Matter set forth in each Disclosure Supplement, and each of the warranties and representations of the Company made in this Agreement as of the Closing Date pursuant to the certificate delivered under Section 8.03(h)(ii)[b], hereof, shall be deemed qualified by all such information set forth in each Disclosure Supplement as of the Closing Date. To the extent the existence of any Subsequently Disclosed Matter would cause the conditions specified in Section 8.03(a) not to be satisfied as of Closing, the Buyer shall have the right (A) as its sole and exclusive recourse, to terminate this Agreement by written notice to the Company prior to the Closing Date, provided that where the Disclosure Supplement is delivered to Buyer at any time during the two (2) Business Days immediately preceding the Closing Date, or on the Closing Date, Buyer shall have an additional two (2) Business Days after receipt of any such Disclosure Supplement to terminate this Agreement, or (B) to consummate the transactions contemplated by this Agreement. If the Buyer elects to consummate the transactions contemplated by this Agreement pursuant to the preceding sentence, then (I) the Disclosure Schedule referred to herein shall be deemed amended and supplemented as of the date of this Agreement and the Closing Date with respect to all of the warranties and representations of the Company made herein (as of the date of this Agreement, the Closing Date or any other time) by any Subsequently Disclosed Matter set forth in each Disclosure Supplement, and (II) without limitation to the foregoing, each of the warranties and representations of the Company made in this Agreement as of the Closing Date pursuant to the certificate delivered under Section 8.03(h)(ii)[b] hereof shall be deemed qualified by all such information set forth in each Disclosure Supplement as of the Closing Date.

(c) No Additional Warranties or Representations. The Buyer and Merger Sub acknowledge that neither the Company nor any other Person has made any warranty or representation, express or implied, as to the accuracy or completeness of any information regarding the Shares, the Company Group or the Business which has been furnished or made available to the Buyer, Merger Sub and/or its or their representatives, except as expressly set forth in this Agreement, the Disclosure Schedule or the agreements and opinions delivered in connection herewith. The Company and Shareholders hereby disclaim, and Buyer and Merger Sub acknowledge and agree that they are not receiving or relying upon, any such other express or implied representations or warranties, notwithstanding the delivery or disclosure to Buyer, Merger Sub or any other Person of any information, documents or material stored on computer disks, in certain “data sites,” or “data rooms” or in any other forms in expectation of the transactions contemplated by this Agreement except as expressly set forth in this Agreement, the Disclosure Schedule attached hereto or the agreements executed in connection herewith. The Buyer and Merger Sub acknowledge and agree that neither the Buyer, Merger Sub nor any of its or their representatives has relied, and none of such Persons is relying, upon any statement, warranty or representation (whether written or oral) not made in this Agreement, the Disclosure Schedule or the agreements executed in connection herewith.

7.07 No Solicitation. Prior to the earlier of (a) the Closing Date or (b) the termination of this Agreement pursuant to Section 12, the Company, directly or indirectly, through any director, officer, employee, investment banker, financial advisor, attorney, accountant or other agent or representative of the Company, shall not solicit, initiate or encourage the submission of proposals or offers from any Person relating to the acquisition or purchase of all or any portion of the Shares or the assets of the Company Group (other than in the Ordinary Course of Business), or any Equity Interest in a Company Subsidiary, or any business combination with any member of the Company Group, other than with Buyer, participate in any negotiations regarding or furnish to any other Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to seek or do any of the foregoing.

7.08 R&D Payment. Not less than three days prior to the Closing Date, the Company shall pay the $150,000 payment due pursuant to Section 1.3(2)(a) of the Research and Development Agreement; provided, that if such amount is not yet due in accordance with such agreement, the parties agree that such amount shall be deducted from the Merger Consideration in accordance with the provisions of Section 3.01(a)(viii) above.

7.09 RFIE. Prior to the Closing, the Company shall terminate any and all contracts, agreements and understandings between the Company and RFIE. Within 180 days after the Closing Date, the Shareholders’ Representative shall wind up the affairs of RFIE, file final Tax returns for RFIE and dissolve RFIE.

7.10 Director and Officer Indemnification. For a period of six (6) years following the Closing, the Buyer will cause the Company Group or any successors thereto to maintain in effect provisions regarding limitation of liability and indemnification of current or former directors, officers and employees, and trustees or administrators of benefit plans, and the advancement of expenses to the same extent as contained in the Articles of Incorporation, Bylaws or other organizational documents, as applicable, immediately prior to the Closing and will honor and fulfill to the fullest extent permitted by applicable Law such limitation of liability and indemnification obligations. Subsequent to the Closing, the Buyer will cause each member of the Company Group or any successors thereto to indemnify and advance expenses to current or former directors, officers and employees of such entity, and trustees or administrators of benefit plans, to the same extent as provided in the preceding sentence.

7.11 Voting Agreement. Contemporaneously with the execution of this Agreement, the Company shall cause to be delivered to Buyer, from each Person listed on Schedule C, an executed copy of the Voting Agreement.

7.12 Dividends. Prior to the Closing, the Company shall make one or more aggregate dividend payments to the Shareholders of all cash held, or to be received, by the Company prior to the Closing.

8. Closing Conditions.

8.01 Conditions to Obligations of Each Party. The respective obligations of each party hereto to consummate the transactions to be performed by them in connection with the Closing is subject to the following conditions:

(a) this Agreement and the transactions contemplated hereby, including the Merger, shall have been approved by the Board of Directors of the Company, the Buyer and Merger Sub and the Requisite Shareholder Vote shall be obtained in accordance with applicable Wisconsin Law;

(b) no Law or order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated, adopted, issued or enforced by any Governmental Authority that is then in effect and has the effect of making the Merger illegal or otherwise prohibiting the consummation of the Merger; and

8.02 Conditions to Obligation of the Company. The obligation of the Company to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(a) the representations and warranties set forth in Section 6 above shall be true and correct in all material respects at and as of the Closing Date;

(b) Buyer and Merger Sub shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

(c) Buyer shall have delivered or caused to be delivered the following items at or prior to the Closing in a form and substance reasonably acceptable to the Company and its counsel and executed (as applicable) by Buyer and/or its affiliated parties:

(i) payment of the Estimated Merger Consideration, in accordance with the wire transfer instructions received from the Shareholders’ Representative;

(ii) payment of the amount of the Closing Indebtedness and Obligations (including all principal, accrued interest, penalties, premiums thereon and success fees with respect thereto through the date on which such Indebtedness is satisfied and extinguished) to such account or accounts specified to Buyer in the payoff letters referenced in Section 8.03(g)(vii);

(iii) payment of the Transaction Expenses identified in the Closing Indebtedness and Expense Notice to such account or accounts specified to Buyer in the Closing Indebtedness and Expense Notice;

(iv) a certificate of the Secretary of Buyer and Merger Sub certifying that all conditions set forth in Section 8.02(a) have been fulfilled;

(v) a certificate, dated not earlier than 20 days prior to the Closing Date, of the secretary of state or similar Governmental Authority of the State of Wisconsin stating that Buyer and Merger Sub is in good standing or has comparable active status in such jurisdiction;

(vi) a certificate of the Secretary of each of Buyer and Merger Sub certifying to the resolutions of the Board of Directors of Buyer or Merger Sub, as the case may be, in form and substance reasonably acceptable to the Company, authorizing and approving the execution by Buyer or Merger Sub, as the case may be, of the documents required to consummate the transactions contemplated by this Agreement;

(vii) employment agreements on behalf of the Company for the following employees: John E. Erskine III and David M. Perkins, each in a form mutually acceptable to the parties thereto (collectively, the “Employment Agreements”), duly executed by an executive officer of Company;

(viii) the Paying Agent Agreement, duly executed by an executive officer of the Paying Agent, Buyer and Merger Sub; and

(ix) such other documents, instruments and agreements as are reasonably requested by the Company or its counsel (provided that no opinion of counsel shall be required);

(d) the total number of Dissenting Shares shall not exceed 10% of the outstanding shares of the Common Stock as of the Closing Date; and

(e) evidence of the purchase of the Special Liability Insurance Policies at the cost contemplated in clause (vii) of Section 3.01.

The Company may waive any condition in this Section 8.02 in writing at or prior to the Closing.

8.03 Conditions to Obligation of Buyer. The obligation of Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(a) each of the representations and warranties of the Company set forth in this Agreement shall have been true and correct in all respects as of the date hereof and shall be true and correct in all respects on and as of the Closing Date as though made on and as of the Closing Date except that those representations and warranties which address matters as of or for a particular date or time period shall remain so true and correct only as of such date or for such time period and except for such inaccuracies of representations and warranties which, individually or in the aggregate, do not constitute a Material Adverse Effect;

(b) the Company shall have performed and complied with all of its covenants, in all material respects, hereunder through the Closing;

(c) between the date hereof and the Closing Date, there shall have been no change in the Business of the Company having a Material Adverse Effect;

(d) the Voting Agreement shall have been fully complied with by the Persons party thereto and shall remain in full force and effect until the Effective Time;

(e) the total number of Dissenting Shares shall not exceed 10% of the outstanding shares of the Common Stock as of the Closing Date;

(f) the Company shall have terminated immediately prior to Closing those employees of the Company designated by Buyer and listed in Section 8.03(f) of the Disclosure Schedule (the “Terminated Employees”); at or prior to the Closing, the Company shall have satisfied in full the then-outstanding payment obligations under the automobile lease for the automobile utilized by the applicable Terminated Employee set forth in item 221, 222, 223 or 224 of Section 5.10(a) of the Disclosure Schedule, as the case may be, and shall have assigned to such Terminated Employee, and released the Company from its obligations under, such automobile lease; the Company shall have also satisfied any employment-related obligations or liabilities arising out of the Terminated Employees’ employment with the Company, including, without limitation, payment of all wages, deferred compensation and any severance earned through the date of such termination; and in connection with such termination, each Terminated Employee (other than Tom Nelson) shall have executed a waiver and release in substantially the form attached hereto as Exhibit C; and

(g) the Company shall have delivered or caused to be delivered to Buyer the following items at or prior to the Closing, in form and substance reasonably acceptable to Buyer and its counsel and executed (as applicable) by the Shareholders, the Company and/or its affiliated parties:

(i) [INTENTIONALLY OMITTED]

(ii) a certificate of the Secretary of the Company certifying that [a] attached thereto are true and complete copies of the Articles of Incorporation and By-Laws of the Company and the equivalent documents for the Company Subsidiaries, as amended through and in effect on the Closing Date and [b] all conditions set forth in Section 8.03(a) have been fulfilled;

(iii) a certificate, dated not earlier than 20 days prior to the Closing Date, of the secretary of state or similar Governmental Authority of the State of Wisconsin and of each jurisdiction in which the Company and any Company Subsidiary is qualified to do business stating that such member of the Company Group is in good standing or has comparable active status in such jurisdiction;

(iv) a certificate of the Secretary of the Company certifying to the resolutions of the Board of Directors of the Company, in form and substance reasonably acceptable to Buyer, authorizing and approving the execution and delivery by the Company of this Agreement and the other documents and instruments to be executed and delivered by the Company pursuant hereto and the consummation of the transactions contemplated by this Agreement and such other documents and instruments;

(v) a Letter of Transmittal duly completed and executed by each Shareholder that is not a Dissenting Shareholder, together with reasonably appropriate related documentation;

(vi) resignations of all current directors and officers of the Company and directors, officers or equivalent position of any Company Subsidiary (provided that such resignations shall not affect such individual’s employment with the Company or Company Subsidiary);

(vii) releases of Encumbrances for all Indebtedness (or a commitment by the applicable lender to release upon receipt of amounts due, as stated in any applicable payoff statement or instruction);

(viii) an estoppel certificate, in a form mutually acceptable to Buyer and the Company, from the landlord with respect to the leased Real Property occupied by the Company, dated not earlier than 30 days prior to the Closing Date;

(ix) releases of all other Encumbrances, other than Permitted Encumbrances;

(x) all applicable third party consents and terminations set forth in Section 8.03(g)(x) of the Disclosure Schedule necessary for the transactions contemplated herein;

(xi) the Employment Agreements, duly executed by the appropriate individuals;

(xii) the opinion of Godfrey & Kahn, S.C., special counsel to the Company, addressed to Buyer and dated as of the Closing Date, in a form mutually acceptable to the parties hereto;

(xiii) the Paying Agent Agreement, duly executed by the Paying Agent and Shareholders’ Representative; custody, by such means as Buyer may reasonably request, of the minute book(s), stock ledger and equivalent documentation for the Company and each Company Subsidiary; and

(xiv) such other documents, instruments and agreements as are reasonably requested by Buyer or its counsel.

In the event that any of the foregoing conditions to Closing shall not have been satisfied as of the Closing Date and the Buyer and Merger Sub elect to consummate the transactions described herein despite such failure, the Buyer and Merger Sub shall be deemed to have fully waived the satisfaction of such conditions.

9. Mutual Covenants and Agreements.

9.01 Further Assurances. In addition to obligations elsewhere in this Agreement, each party will use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement in a manner consistent with applicable Laws.

9.02 Post-Closing Access to Information. After the Closing and for a period of six (6) years thereafter, upon reasonable notice, Buyer will reasonably cooperate with the Shareholders’ Representative and will give or cause to be given to the Shareholders’ Representative reasonable access to representatives of Buyer and the Company and such information (including the right to make copies or extracts thereof) relating to the Company and the Business (including properties, books, contracts, financial statements, Tax returns, commitments, files and records) as is reasonably requested for the preparation or filing of any Tax return, filing or report, financial statement or report, any response or submission to any Governmental Authority or which is otherwise reasonably requested. Any such access will be provided and all such inspections will be conducted at reasonable times and in such a manner as not to interfere unreasonably with the operations of the Business. In addition, after the Closing, any access and information provided by Buyer to the Shareholders’ Representative or any of his representatives pursuant to this Section 9.02 or otherwise pursuant to this Agreement may be conditioned upon the execution and delivery by the Shareholders’ Representative or such representative of a confidentiality or nondisclosure agreement covering the same in form and substance reasonably satisfactory to Buyer.

9.03 Litigation Assistance. Following the Closing and for a period of three (3) years thereafter, from time to time upon the Shareholders’ Representative’s written request, Buyer shall reasonably cooperate with and assist the Shareholders’ Representative (to the extent not subject to Buyer’s indemnity rights hereunder, at the Shareholders’ expense) in defending any Claim relating to the Company’s operation of the Business prior to the Closing. Except to the extent Buyer has indemnity rights under Section 11 below, the Shareholders’ Representative shall reimburse Buyer or authorize Buyer to set off against the Holdback Amount, to the extent Buyer determines funds are available thereunder, for reasonable out-of-pocket expenses actually paid by Buyer with respect to its employees in connection with providing the cooperation and assistance requested under this Section 9.03.

9.04 Tax Matters.

(a) Tax Elections. Except with the consent of Buyer, prior to the Closing Date, the Shareholders and the members of Company Group shall not settle or compromise any Tax matter with any Governmental Authority, make or change any Tax election, change any accounting period or method, or take any other action with which could increase the Tax liability of either Company after the Closing Date.

(b) Indemnification for Income Tax Matters. Subject to the indemnification procedures and limitations contained in Section 11 (but, for purposes of any Buyer’s Damages arising out of, resulting from or relating to the Wisconsin Department of Revenue audit set forth in Section 5.14(d) of the Disclosure Schedule only, excluding the De minimis Amount and Basket limitations), the Shareholders will indemnify and hold Buyer harmless from and against, without duplication, any Buyer’s Damages attributable to all income Taxes (or the non-payment thereof) of the members of the Company Group for the period of time ending on or prior to the Closing Date (“Pre-Closing Taxes”) that are not otherwise reflected in the Merger Consideration. Buyer will indemnify and hold the Shareholders harmless from and against, without duplication, any loss, claim, liability, expense or other damage attributable to all income Taxes (or the non-payment thereof) of the members of the Company Group for the period of time after the Closing Date (“Post-Closing Taxes”).

(c) Computation. For purposes of this Agreement, in the case of any Taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of the Company Group for the period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date, and the amount of other Taxes of the members of the Company Group for a Straddle Period which relate to the period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire Taxable period multiplied by a fraction the numerator of which is the number of days in the Taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(d) Preparation and Filing of Tax Returns. The Shareholders’ Representative shall, at the Company’s expense, prepare Pre-Closing Tax and Straddle Period Tax returns with the relevant Taxing authorities, in a manner consistent with prior practice, except as required by applicable Law. The Buyer shall have the right to review and comment on Pre-Closing Tax and Straddle Period Tax returns. The Shareholders’ Representative shall take any reasonable comments of the Buyer into consideration with respect to such returns. The Shareholders’ Representative shall timely complete all such returns for filing by the Company. Buyer shall prepare and timely file, or cause to be prepared and timely filed, with the relevant Taxing authorities all returns with respect to Post-Closing Taxes. Buyer shall take any reasonable comments of the Shareholders’ Representative into consideration with respect to such returns prior to filing. Buyer shall not amend or cause any party to amend any Tax return of any of the Company Group relating to Pre-Closing Taxes without the consent of the Shareholders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed. The parties acknowledge and agree that the Company shall enter the consolidated group return of the Buyer effective as of the end of the Closing Date consistent with Treasury Regulation § 1.1502-76(b)(1)(ii)(a).

(e) Tax Sharing Agreements. All Tax sharing agreements or similar agreements and all powers of attorney with respect to or involving the members of the Company Group will be terminated prior to the Closing and, after the Closing, no member of the Company Group will be bound thereby or have any liability or obligation thereunder.

(f) Certain Taxes and Fees. All transfer, documentary, sales, use stamp, registration and other such Taxes, and any conveyance fees or recording charges incurred in connection with the transactions contemplated hereunder will be paid by the Shareholders when due. The Shareholders will, at their own expense, file all necessary returns and other documentation with respect to all such Taxes, fees and charges and, if required by applicable Laws, Buyer shall join in the execution of any such returns and other documentation.

(g) Cooperation on Tax Matters. The Shareholders’ Representative and Buyer will cooperate fully, as and to the extent reasonably requested by the other party, in connection with any Tax matters relating to the Company Group (including by the provision of reasonably relevant records or information). The party requesting such cooperation will pay the reasonable out-of-pocket expenses of the other party. The Company shall retain all books and records with respect to Tax matters with respect to any Pre-Closing Taxes until the expiration of the statute of limitations of the respective period, including extensions.

(h) Tax Contests. If any Governmental Authority issues to any of the Company Group or Buyer (i) a written notice of its intent to conduct any proceeding with respect to Taxes or Tax returns of any of the Company Group for periods beginning on or prior to the Closing Date or (ii) a written notice of deficiency, a written notice of assessment, or reassessment, a written proposed adjustment, a written assertion of claim or written demand concerning Taxes or Tax returns of any of the Company Group for periods beginning on or prior to the Closing Date (collectively, a “Tax Claim”), Buyer shall notify the Shareholders’ Representative of such communication from the Governmental Authority within ten (10) Business Days after receipt of such notice of deficiency, assessment, reassessment, adjustment or assertion of claim or demand. The Company shall control any proceeding in respect of any Tax Claim (a “Tax Contest”); provided, that (A) the Company shall control such contest in good faith to the extent related to any Pre-Closing Taxes; (B) Buyer or the Company shall keep the Shareholders’ Representative reasonably informed regarding the status of such Tax Contests that relate to any Pre-Closing Taxes; (C) the Shareholders’ Representative, at its sole cost and expense, shall have the right to participate in such Tax Contest that relates to any Pre-Closing Taxes; and (D) the Company shall not settle, resolve, or abandon such Tax Contest if it would result in the Shareholders paying any Taxes (or indemnification for Taxes) under this Agreement without the prior written consent of the Shareholders’ Representative (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, if any Tax Contest relates primarily to Pre-Closing Taxes, the Shareholders’ Representative, at its sole cost and expense, shall have the right to control such Tax Contest; provided, that if the Shareholders’ Representative elects to control such Tax Contest, (A) the Shareholders’ Representative shall control such contest in good faith; (B) the Shareholders’ Representative shall keep Buyer reasonably informed regarding the status of such Tax Contest; (C) Buyer, or the Company, shall, at their cost and expense, have the right to participate in such Tax Contest; and (D) the Shareholders’ Representative shall not settle, resolve, or abandon such Tax Contest without the prior written consent of Buyer (which shall not be unreasonably withheld, conditioned, or delayed).

(i) Refunds. All refunds of Taxes of any of the Company Group for any Pre-Closing Taxes (or portion of a Straddle Period ending on the Closing Date as determined in accordance with the same principles provided for in Section 9.04(c)) (whether in the form of cash received from the applicable Governmental Authority or a direct credit against Taxes otherwise payable for any Tax period (or portion of a Straddle Period) beginning prior to, on or after the Closing Date) shall be the property of the Shareholders, including, without limitation, any refunds attributable to any net operating losses arising from and carried back to any period ending on or prior to the Closing Date, but excluding any refunds attributable to any net operating losses arising after the Closing. To the extent that the Company receives a refund that is the property of the Shareholders, Buyer shall pay to the Shareholders’ Representative, on behalf of the Shareholders, by wire transfer of immediately available funds, the amount of such refund (representing the amount of cash received or the cash equivalent of the direct credit received, as the case may be), without interest other than interest received from the Governmental Authority, net of any Taxes and any reasonable out-of-pocket expenses that Buyer or the Company incur with respect to such refund (and related interest). The net amount due to the Shareholders shall be payable within ten (10) days after receipt of the refund from the applicable Governmental Authority or, if the refund is in the form of direct credit, ten (10) days after filing the Tax return whereby the amount of such credit is determined.

9.05 Products Liability. Following the Closing Date, the Buyer shall cause the Company, for so long as the Company is owned by the Buyer, (a) to continue to retain in effect, to the extent available at commercially reasonable prices, product liability insurance coverage at least equal in amount to the coverage maintained by the Company as of the date of this Agreement that extends to products manufactured on or prior to the Closing Date by the Company and to products manufactured by entities whose business lines have been acquired by the Company in one or more transactions in which the Company committed to continue product liability insurance coverage in force, and (b) to name as an additional insured, with respect to such post-Closing product liability insurance coverage, each third party named as an additional insured under the Company’s product liability insurance coverage as of the date of this Agreement.

9.06 Workers’ Compensation. All refunds and/or flat rate dividends under any workers’ compensation policy or account of any of the Company Group relating to any period ending on or prior to the Closing Date (whether in the form of cash received from the applicable Governmental Authority or a direct credit against any payment otherwise payable for any period beginning after the Closing Date) shall be the property of the Shareholders. To the extent that the Company receives such a refund or dividend that is the property of the Shareholders, Buyer shall, within 10 days after the earlier of the 18-month anniversary of the Closing Date or the depletion, in full, of the Indemnity Holdback, deliver to the Paying Agent, by wire transfer of immediately available funds, the amount of such dividend or refund (representing the amount of cash received or the cash equivalent of the direct credit received, as the case may be), without interest other than interest received from the Governmental Authority, net of any reasonable out-of-pocket expenses that Buyer or the Company incur with respect to such refund or dividend (and related interest), with instructions to promptly disburse such amount to the Shareholders in accordance with their respective Pro Rata Shares.

10. Shareholders’ Restrictive Covenants. In consideration of a payment by the Buyer of Fifty Thousand Dollars ($50,000) each (such payments to be made by wire transfer of immediately available funds to the Paying Agent on the Closing Date for payment to each Restricted Party), and by approving this Agreement and executing a Letter of Transmittal, each of Glenn R. Coates, John E. Erskine, Jr., James Parrish and Cristie Leto (each a “Restricted Party” and collectively the “Restricted Parties”), for a period (the “Restriction Period”) beginning on the Closing Date and ending on the fifth (5) anniversary of the Closing Date, acknowledges, covenants and agrees as follows:

10.01 Noncompetition. Each Restricted Party, by reason of his, her or its intimate involvement in the operations and management of the Company Group, has acquired knowledge and expertise relating to the Business. No Restricted Party shall, without the prior written consent of Buyer, directly or indirectly (whether as sole proprietor, member of a partnership, joint venturer, investor, equity interest holder, lender, employee, associate, consultant, manager, director, member, service provider, advisor, licensor, licensee, executive or agent of any Person, or otherwise, and whether through an affiliate or relative) engage in the Business or otherwise engage or invest in, own, manage, operate, control or participate in the ownership, management, operation or control of, be employed, associated or in any manner connected with or render services or advice to, any Person or business (other than Buyer or pursuant to an employment agreement with Buyer) whose products, services or activities compete, in whole or in part, with the Company Group or the Business; in each case, in North America. Nothing in this Section 10 shall prohibit a Restricted Party from investing in the securities of any corporation having securities listed on a national securities exchange, provided that (a) such investment does not exceed one percent (1.00%) of any class of securities of any corporation engaged in the Business and (b) such investment (to the extent the issuer of the subject investment security permitted by proviso (a) engages in a business which competes with the Company) represents a passive investment and such Restricted Party does not, in any way, either directly or indirectly, manage or exercise control of any such issuer, guarantee any of its financial obligations, or otherwise take any part in its business (other than exercising rights as a security holder under applicable statutory corporate Laws).

10.02 Covenant Not to Solicit; Non-Interference. Each Restricted Party covenants and agrees that they/he shall not, whether for his, her or its own account or for the account of any other Person, directly or indirectly (through an affiliate, relative or otherwise) (a) at any time solicit, induce, attempt to solicit, employ or otherwise engage (each, a “Solicitation”), as an employee, independent representative, independent consultant or otherwise, any Person (i) who at the time of such Solicitation is or (ii) who during the twelve (12) month period prior to such Solicitation was an employee, consultant and/or independent sales representative of the Company Group, or in any manner induce or attempt to induce any such employee or independent sales representative (or any consultant) to terminate such Person’s employment with, consultancy with, and/or independent representation of the Company Group as the case may be (it being understood that a general solicitation or advertisement not targeted at any such Persons shall not be a violation hereof), (b) solicit orders from or seek or propose to do business with any customer of the Company Group (who is a customer of the Company Group as of the Closing with respect to the Business), or (c) at any time otherwise interfere with a business relationship of the Company Group or any of its affiliates to the detriment of the Company or Buyer.

10.03 Confidentiality. Other than pursuant to an Employment Agreement for the benefit of Buyer (and except with respect to the Shareholders’ Representative carrying out his duties and responsibilities as the Shareholders’ Representative), no Restricted Party shall in any way utilize, disclose, copy, reproduce or retain any confidential information of the Company Group or relating to the Business (including the confidential information of customers, vendors, suppliers, and other Persons having a business relationship with the Company Group), including all business or trade secrets, price lists, methods, formulas, know-how, customer lists, manufacturing processes, product costs, product specifications, marketing plans, research and development and financial information.

10.04 Remedy for Certain Breaches. Each Restricted Party acknowledges and agrees that the restrictions on his, her or its activities under the provisions of this Section 10 are required for the reasonable protection of Buyer and the Company Group in connection with the execution of and Closing under this Agreement. Each Restricted Party further acknowledges and agrees that a breach or threatened breach of any of those obligations will result in irreparable harm to Buyer and the Company Group for which there would be no adequate remedy at law, and therefore, each Restricted Party irrevocably and unconditionally agrees that in addition to any other remedies which Buyer may have under this Agreement or otherwise, all of which remedies shall be cumulative, Buyer shall be entitled to apply to any court of competent jurisdiction for ex parte preliminary and permanent injunctive relief and other equitable relief (without the necessity of posting bond or other security or proving actual damage) restraining each of the Restricted Parties or any affiliate of a Restricted Party (or other Person associated with such Restricted Party), as the case may be, from doing or continuing to do or perform any acts constituting such breach or threatened breach, and each Restricted Party agrees that the existence of any Claim or cause of action by any Restricted Party against Buyer (or any other Person) and the Company Group whether predicated on this Agreement or not, shall not constitute a defense (or give rise to a right of offset) to the enforcement by Buyer of the provisions of this Agreement. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 10 is invalid or unenforceable, the parties hereto agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

10.05 Nature of Restrictions. Each Restricted Party has carefully considered the nature and extent of the restrictions upon him, her or it and his, her or its affiliates and the rights and remedies conferred upon Buyer under this Agreement, and hereby acknowledges and agrees that the same are reasonable in duration and territory, are designed to eliminate competition which otherwise would be unfair to Buyer, do not stifle the inherent skill and experience of the Restricted Party, would not operate as a bar to Restricted Party’s sole means of support, are fully required to protect the legitimate interests of Buyer, and do not confer a benefit upon Buyer disproportionate to the detriment to the Restricted Party.

11. Indemnification.

11.01 Indemnification by the Shareholders. Subject to the limitations, conditions and restrictions set forth in this Agreement, the Shareholders, jointly and severally (subject to Section 11.09), agree to indemnify, defend and hold Buyer, Merger Sub and their affiliates, and their respective directors, officers, employees, shareholders, managers, agents and representatives (in their capacities as such) (collectively, “Buyer Indemnified Parties”) harmless from and against any out-of-pocket damages, liabilities, losses, costs or deficiencies (including, but not limited to, reasonable attorneys’ fees and other costs and expenses), but excluding punitive, incidental, speculative, lost profits, diminution in value, consequential, exemplary, or special damages of any nature (provided that such foregoing limitations shall not limit the right of Buyer Indemnified Parties to recover from the Shareholders damages of any nature to the extent the same are recoverable from or assessed against a Buyer Indemnified Party in a Third Party Claim) (“Buyer’s Damages”) to the extent arising out of, resulting from or relating to: (a) any inaccuracy in or breach of the representations and warranties of the Company set forth in Section 5 of this Agreement, (b) any failure of the Company to duly perform or observe any covenant or agreement to be performed or observed by the Company prior to Closing pursuant to this Agreement, (c) any liabilities related to non-income Taxes of a member of the Company Group (except to the extent reflected in the Merger Consideration) or the Shareholders for any period prior to the Effective Time (for the avoidance of doubt, Shareholders shall indemnify the Buyer Indemnified Parties with respect to Pre-Closing Taxes as provided for in section 9.04(a)); (d) any Transaction Expenses and/or Closing Indebtedness and Obligations to the extent not included in the Closing Indebtedness and Expense Notice or the final Closing Statement; (e) amounts paid or payable by Buyer or the Surviving Corporation in respect of Dissenting Shares (to the extent such claims do not relate solely to the obligation to make payment on such Dissenting Shares in the amount to which such shares of the Common Stock would be entitled to receive under Section 4).

11.02 Indemnification by Buyer. Subject to the limitations, conditions and restrictions set forth in this Agreement, Buyer agrees to indemnify, defend and hold the Shareholders harmless from and against any out-of-pocket damages, liabilities, losses, costs or deficiencies (including, but not limited to, reasonable attorneys’ fees and other costs and expenses), but excluding punitive, incidental, speculative, lost profits, diminution in value, consequential, exemplary or special damages of any nature (provided that such foregoing limitations shall not limit the right of the Shareholders to recover from Buyer damages of any nature to the extent the same are recoverable from or assessed against a Shareholder in a Third Party Claim) (the “Shareholders’ Damages”) to the extent arising out of, resulting from or relating to any of the following: (a) any inaccuracy in or breach of the representations or warranties of Buyer or Merger Sub set forth in this Agreement; (b) any failure to duly perform or observe any term, provision or covenant to be performed or observed by Buyer or Merger Sub pursuant to this Agreement or any agreement to be executed by Buyer or Merger Sub pursuant to the terms of this Agreement; and (c) except for liabilities for which Buyer or Merger Sub is expressly entitled to indemnification hereunder, any and all liabilities relating to the Company and/or the Business which arise after the Closing Date.

11.03 Procedure.

(a) Following the discovery of any facts or conditions which could reasonably be expected to give rise to either Buyer’s Damages or the Shareholders’ Damages, the party seeking indemnification under this Agreement (the “Indemnified Party”) shall, within thirty (30) days thereafter, provide written notice to the party from whom indemnification is sought (the “Indemnifying Party”), specifying the factual basis of the claim in reasonable detail to the extent then known by the party seeking indemnification, including the breach claimed, and the Buyer’s Damages or the Shareholders’ Damages, as applicable, incurred by, or anticipated to be incurred by, the Indemnified Party on account thereof; provided that the failure to give such notice in such time period shall not relieve the Indemnifying Party of its obligations except to the extent it can show prejudice from such failure.

(b) If any Indemnified Party receives notice of any matter involving a third party which, if sustained, could give rise to a claim for indemnification hereunder (a “Third Party Claim”), the Indemnified Party shall within the time specified in Section 11.03(a) above, provide written notice to the Indemnifying Party of such matter setting forth with reasonable specificity the facts and circumstances as to which such party has received notice, including the breach claimed, and the Buyer’s Damages or the Shareholders’ Damages, as applicable, incurred by, or anticipated to be incurred by, the Indemnified Party on account thereof; provided, however, that the Indemnified Party shall in any event give written notice to the Indemnifying Party within such period of time as shall be reasonably necessary to allow the Indemnifying Party to respond to any pleading or other document for which a timely response is required; provided further, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is thereby prejudiced.

(c) Within 90 days after the notice described in Section 11.03(b) above is received from the Indemnified Party, or such shorter period as is required to avoid prejudice in any claim, suit or proceeding, the Indemnifying Party shall have the right to assume and thereafter conduct the defense of the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnifying Party must conduct the defense of the Third Party Claim actively and diligently thereafter in order to preserve its rights in this regard; provided further, however, that the Indemnifying Party may not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed) unless the judgment or proposed settlement involves only the payment of money damages, resolves the claim entirely, does not impose an injunction or other equitable relief upon the Indemnified Party and for which the Indemnified Party would be fully indemnified by the Indemnifying Party hereunder (as limited by any limitations set forth herein). The Indemnified Party, at its option and expense, shall have the right to participate in any defense undertaken by the Indemnifying Party with legal counsel of its own selection.

(d) Unless and until the Indemnifying Party assumes the defense of the Third Party Claim as provided in Section 11.03(c) above, the Indemnified Party may defend against the Third Party Claim in any manner it reasonably deems appropriate.

(e) In no event shall the Indemnified Party consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(f) The Indemnified Party and the Indemnifying Party may agree in writing, at any time, as to the existence and amount of a Third Party Claim, and, upon the execution of such agreement, such Third Party Claim shall be deemed established.

(g) The Indemnified Party shall provide all information and assistance reasonably requested by the Indemnifying Party in order to evaluate any Third Party Claim and affect any defense, compromise or settlement thereof.

11.04 Mitigation. No Buyer Indemnified Party shall be entitled to indemnification hereunder for the amount of Buyer’s Damages in excess of the amount of such Buyer’s Damages which would have been incurred but for the failure of such Buyer Indemnified Party to take commercially reasonable actions to mitigate such Buyer’s Damages upon becoming aware of any event that could reasonably be expected to give rise to such Buyer’s Damages. No Shareholder shall be entitled to indemnification hereunder for the amount of Shareholders’ Damages in excess of the amount of such Shareholders’ Damages which would have been incurred but for the failure of such Shareholder to take commercially reasonable actions to mitigate such Shareholders’ Damages upon becoming aware of any event that could reasonably be expected to give rise to such Shareholders’ Damages.

11.05 [INTENTIONALLY OMITTED]

11.06 Survival of Indemnification. Each of the warranties and representations of the Company, and the pre-Closing covenants, contained in this Agreement and in the agreements executed in connection herewith shall survive the Closing for a period of eighteen (18) months (regardless of any applicable period of limitation under federal and state Laws applicable thereto); provided, however, that the representations and warranties of the Company set forth in Section 5.01 (Organization, Capitalization), clauses (a) and (b) of Section 5.03 (Noncontravention) and Section 5.07(a) (Title to Assets) (the “Fundamental Representations”) shall survive the Closing for sixty (60) days following the applicable statute of limitations. All of the post-Closing covenants of the parties contained in this Agreement or in any agreements executed in connection herewith shall survive after the Closing in accordance with their terms. Any claim for indemnification under this Section 11 which is made in writing prior to the expiration of the applicable survival period, and the rights of indemnity with respect thereto, shall survive such expiration until resolved or judicially determined and any claim for indemnification not submitted in writing to the Shareholders’ Representative prior to the expiration of the applicable survival period shall be deemed to have been waived and shall be absolutely and forever barred and unenforceable, null and void, and of no force or effect whatsoever, and no Buyer Indemnified Party shall be entitled to indemnification hereunder with respect thereto.

11.07 Materiality. For the purposes of calculating Buyer’s Damages under this Section 11 for any breach of any representation, warranty or covenant, any qualification contained in such representation, warranty or covenant using words “material,” “materially” or “Material Adverse Effect” shall be disregarded and deemed not to include such words. However, such modifications will have their full effect in determining whether a breach has occurred.

11.08 De minimis Amount and Basket. Notwithstanding anything contained in this Agreement to the contrary, the Buyer Indemnified Parties shall not be entitled to indemnification hereunder with respect to any Buyer’s Damages pursuant to Section 11.01 (except in the case of fraud or a breach of the Fundamental Representations), unless and until the aggregate amount of Buyer’s Damages from a single claim of indemnification exceeds Ten Thousand Dollars ($10,000) (the “De minimis Amount”) (it being understood if a common or related set of occurrences, events or set of facts results in Buyer’s Damages, such Buyer’s Damages shall be aggregated for purposes of determining whether the De minimis Amount has been satisfied) and unless and except to the extent that the aggregate Buyer’s Damages from all claims with respect thereto in excess of the De minimis Amount exceed, in the aggregate, Seven Hundred Thousand Dollars ($700,000) (the “Basket”), and then indemnification hereunder shall be only to the extent such Buyer’s Damages exceed the Basket. The parties agree that (A) the De minimis Amount is to serve as a “trigger” for indemnification (and not a deductible), and (B) the Basket is to serve as a “deductible.”

11.09 Additional Limitations. Except in the case of (a) fraud or (b) claims for indemnification for breaches of the Fundamental Representations, the parties agree that the maximum liability of the Shareholders for Buyer’s Damages incurred by all of the Buyer Indemnified Parties under this Agreement or otherwise shall not exceed the Indemnity Holdback amount. Solely with respect to any claim for a breach of any Fundamental Representation or any claim for fraud, following the full Holdback Amount having been paid to the Buyer Indemnified Parties pursuant to a good faith claim or claims, the Buyer Indemnified Parties may seek recourse directly from any Shareholder (severally and not jointly, such that each Shareholder is liable for, subject to any limitations contained herein, his, her or its Pro Rata Share of such claims and which liability of each Shareholder shall be capped at the amount of the Merger Consideration actually paid or that becomes payable to such Shareholder).

11.10 Additional Provisions.

(a) The amount of any indemnity provided in this Agreement shall be reduced (but not below zero) by the amount of any reduction in Taxes actually paid or payable by any Buyer Indemnified Party or the Surviving Corporation solely during the Tax year of the applicable Buyer’s Damages (with respect to such Buyer’s Damages) as a result of the claims giving rise to such indemnity claim; provided however, that the limitation to the year of the applicable claim shall be extended to also include the five (5) succeeding Tax years following the Tax year of the applicable claim to the extent such claim generates a deductible amount.

(b) With respect to any matter covered by this Section 11, the Buyer Indemnified Party shall use commercially reasonable efforts to assert all claims under all applicable insurance policies. The amount of any indemnity provided in this Agreement shall be adjusted so as to give effect to any insurance proceeds actually received by a Buyer Indemnified Party in connection with or as a result of any claim giving rise to an indemnification claim hereunder; provided, however, that the following amounts shall be offset against insurance proceeds: (i) reasonable attorneys’ fees and expenses and other out-of-pocket costs of the Buyer Indemnified Parties incurred in connection with the Buyer Indemnified Parties’ collection of such coverage which are not otherwise actually and irrevocably recovered by the Buyer Indemnified Parties; (ii) the cost to the Buyer Indemnified Parties of any deductible, retention or co-payment amount with respect to such coverage and (iii) any increase in insurance premium rates to the Buyer Indemnified Parties resulting directly from such claims as confirmed in writing by the insurer. Nothing contained in this Section 11.10(b) shall be deemed to create an obligation of any party hereto to maintain any form or level of insurance after Closing or to name any other party as an additional insured party. To the extent allowed under the terms and conditions of any applicable insurance coverage, the parties hereby waive all rights of subrogation arising from any amounts paid or recovered from any applicable insurer. To the extent that insurance proceeds are collected by the Buyer Indemnified Parties after an indemnification claim has been settled, the Buyer will restore the Holdback Amount to the same economic position as would have existed had such insurance proceeds been collected prior to the settlement of such claim. Moreover, to the extent that insurance proceeds are collected by the Buyer Indemnified Parties after an indemnification claim has been settled and any remaining Holdback Amount had been disbursed to the Shareholders, the Buyer will have the right to retain such insurance proceeds to the extent the Buyer had suffered any shortfall related to the indemnification claim giving rise to such insurance payment that was not covered by the Holdback Amount but will pay to each Shareholder his, her or its Pro Rata Share of any such excess insurance proceeds within ten (10) Business Days after receipt of such insurance proceeds.

11.11 Actual Knowledge. No Buyer Indemnified Party may seek indemnification hereunder for Buyer’s Damages arising from or relating to any fact or matter that gives rise to a breach of a representation, warranty or covenant of the Company as of the Closing Date if the Buyer Indemnified Party had (a) actual knowledge as of the Closing Date of such fact or matter and (b) failed as of the Closing Date to notify the Shareholders’ Representative in writing of such fact or matter. For purposes of this Section 11.11, (i) actual knowledge with respect to Buyer shall mean the actual knowledge of William Bergum, Gregory Gomez or Jean-Pierre Biever, and (ii) “actual knowledge” of any individual shall mean the personal knowledge of the individual as of the Closing Date of a fact or matter, without any reference to what such individual (or a reasonable person) should have known and without any obligation of such individual to investigate, inquire or otherwise attempt to learn of such fact or matter.

11.12 Assignment/Reimbursement. If any of the Buyer’s Damages for which indemnification may be sought under this Agreement are recoverable or reasonably likely to be recoverable against any third party at the time that payment is made hereunder, the Buyer Indemnified Party shall assign any and all rights that it may have to recover such Buyer’s Damages to the Shareholders’ Representative or, if such rights are not assignable for any reason, the Buyer Indemnified Party shall attempt in good faith to collect any and all such Buyer’s Damages on account thereof from such third party for the benefit of the Shareholders’ Representative. The Buyer Indemnified Party shall restore the Holdback Amount for any and all Buyer’s Damages paid by Buyer to the Buyer Indemnified Party pursuant to this Agreement to the extent such amount is subsequently paid to the Buyer Indemnified Party by any Person other than through the Holdback Amount or, in the event the 18-month holdback period as described in Section 3.03 above has expired, the Buyer Indemnified Party shall pay to each Shareholder, by wire transfer of immediately available funds, such Shareholder’s Pro Rata Share of such amount.

11.13 No Duplication of Warranties. Notwithstanding anything to the contrary herein, (a) the Buyer Indemnified Parties may not assert multiple claims under Section 11.01, above, in order to recover duplicative Buyer’s Damages in respect of a single set of facts or circumstances under more than one representation or warranty in this Agreement whether such facts or circumstances would give rise to a breach of more than one representation or warranty in this Agreement, and (b) Buyer Indemnified Parties may not assert any claim under Section 11.01, above, for any item of Buyer’s Damages in the event and to the extent Buyer has already received recovery of such item as a result of the provisions of Section 3 or to the extent the Buyer received credit for a reserve or otherwise for such item in the preparation of the Closing Statement.

11.14 Sole Remedy. Other than the right to specific performance set forth in Section 10 and claims for fraud, the sole remedy of the Buyer Indemnified Parties for any and all claims with respect to the transactions contemplated by this Agreement and the agreements executed in connection herewith shall be the indemnity set forth in Section 11.01 (pursuant to the provisions and subject to the limitations set forth in this Section 11), and the Buyer Indemnified Parties will not have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, against the Company, any Shareholder, any affiliate of the Company or any Shareholder or any other Person, including, without limitation, any representative of the Company or any Shareholder with respect to the transactions contemplated by this Agreement and the agreements executed in connection herewith, all of such remedies, entitlements and recourse being expressly waived by the Buyer Indemnified Parties to the fullest extent permitted by Law.

12. Termination.

12.01 Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of the Company and Buyer;

(b) by the Company or Buyer if the Closing will not have been consummated on or before February 1, 2012; provided that such right to terminate shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Closing to occur by such date;

(c) by the Company or Buyer if consummation of the transactions contemplated hereby would violate any non-appealable final order, decree or judgment of any court or Governmental Authority having competent jurisdiction;

(d) by Buyer (i) if there has been a material violation or breach by the Company of any covenant, agreement, representation or warranty contained in this Agreement which has rendered the satisfaction of any condition to the obligations of Buyer impossible and such violation or breach has not been waived by Buyer, or (ii) if there has been a failure of any of the conditions to Buyer’s obligations set forth in Section 8.02 hereof (unless such failure results primarily from a material breach by Buyer of any covenant, agreement, representation or warranty contained in this Agreement);

(e) by the Company (i) if there has been a material violation or breach by Buyer of any covenant, agreement, representation or warranty contained in this Agreement which has rendered the satisfaction of any condition to the obligations of the Company impossible and such violation or breach has not been waived by the Company, or (ii) if there has been a failure of any of the conditions to the Company’s obligations set forth in Section 8.03 hereof (unless such failure results primarily from a material breach by the Company of any covenant, agreement, representation or warranty contained in this Agreement).

The party desiring to terminate this Agreement pursuant to Section 12.01 will give notice of such termination to the other party.

12.02 Effect of Termination. In the event of any permitted termination of this Agreement by a party under Section 12.01, this Agreement shall become void and of no effect and there will be no liability or obligation on the part of any party hereto except under this Section 12.02 and Section 13, which shall survive the termination of this Agreement, and provided further, that each party hereto shall remain liable to the other parties under Section 11 for any liability arising out of a willful and intentional breach of this Agreement by such party prior to such termination.

13. Miscellaneous.

13.01 Further Assurances. Upon request, from time to time, each party agrees that it shall (or direct its employees to, if applicable) execute and deliver all documents, make all rightful oaths, testify in any proceedings and do all other acts which may be necessary or desirable in the reasonable opinion of the other party to consummate the transactions contemplated hereby.

13.02 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal Laws of the State of Wisconsin (i.e., without giving effect to any choice or conflict of Law, provision or rule (whether of the State of Wisconsin or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Wisconsin). Each of the parties hereby (a) irrevocably submits to the exclusive jurisdiction of any state or federal court sitting in the State of Wisconsin or the Eastern District of the State of Wisconsin in any action, suit or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court, (b) waives, and agrees not to assert in any such suit, action or proceeding, any claim that [i] it is not personally subject to the jurisdiction of such court or of any other court to which proceedings in such court may be appealed, [ii] such suit, action or proceeding is brought in an inconvenient forum or [iii] the venue of such suit, action or proceeding is improper, (c) expressly waives any requirement for the posting of a bond by the party bringing such suit, action or proceeding and (d) consents to process being served in any such suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 13.02 shall affect or limit any right to serve process in any other manner permitted by Laws.

13.03 Entire Agreement. This Agreement and that certain confidentiality agreement dated November 1, 2011 between Buyer and the Company constitute the entire agreement between the parties with respect to the subject matter hereof and there are no agreements, representations or warranties which are not set forth herein. All prior negotiations, agreements and understandings with respect to such subject matter (other than such confidentiality agreement) are superseded hereby.

13.04 Public Announcement. Except as required by applicable Laws, no public announcement of the transactions contemplated hereby shall be made (by way of press release, disclosure to the trade or otherwise), except with the mutual agreement of the parties; provided, however, that either party may make a public announcement of the proposed transaction, if, in the written opinion of counsel, such announcement is required to comply with any Laws and such party shall, to the extent practicable, consult with the other party with respect to such announcements and give reasonable prior written notice of its intent to issue such announcement.

13.05 Notices. Any notice to be given hereunder shall be in writing and shall be deemed given and sufficient (a) when delivered by hand, (b) one (1) business day after sent by reputable overnight courier, (c) three (3) days after deposited in the United States mail, certified mail, postage prepaid, return receipt requested, or (d) when sent by facsimile transmission actually received by the receiving equipment, in each case addressed as follows, or to such other address as any party hereto may designate by notice duly given:

If to Company or Shareholders’ Representative:

John E. Erskine, Jr., Shareholders’ Representative

38665 N. Shagbark Lane

Wadsworth, IL 60083

with a copy (which shall not constitute notice) to:

Godfrey & Kahn, S.C.

780 North Water Street

Milwaukee, WI 53202

Attn: David Navarre, Esq.

Facsimile No. 414-273-5198

If to Buyer or Merger Sub:

Badger Meter, Inc.

4545 West Brown Deer Road

Milwaukee, WI 53223

Attn: Gregory Gomez

Facsimile No. 414-371-5956

with copies (which shall not constitute notice) to:

Badger Meter, Inc.

4545 West Brown Deer Road

Milwaukee, WI 53223

Attn: William Bergum, Esq.,

            Vice President – General Counsel and Secretary

Facsimile No. 414-371-5956

and

Reinhart Boerner Van Deuren s.c.

1000 North Water Street, Suite 1700

Milwaukee, WI 53201-2965

Attn: Timothy P. Reardon, Esq.

Facsimile No. 414-298-8097

13.06 Incorporation of Terms. The introductory language and recitals set forth above, and the Exhibits and Schedules identified herein, are incorporated into this Agreement by reference and made a part hereof.

13.07 Construction. In this Agreement (except where the context otherwise requires):

(a) subject to the provisions of Section 7.06(a) above, any reference to a Recital, Section, Exhibit or Section of the Disclosure Schedule is to the relevant Recital, Section, Exhibit or Section of the Disclosure Schedule of or to this Agreement and any reference to a sub-section or paragraph is to the relevant sub-section or paragraph of the Section, Exhibit or Section of the Disclosure Schedule in which it appears;

(b) the Section headings are included for convenience only and shall not modify or affect the construction or interpretation of this Agreement;

(c) the term “including” shall be deemed to be immediately followed by the term “but not limited to”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole and not any particular provision of this Agreement;

(e) references to a “party” or “parties” shall mean Buyer, the Merger Sub, the Company, a Shareholder, the Shareholders, the Shareholders’ Representative or all of them as the context requires;

(f) terms defined in the singular shall have a comparable meaning when used in the plural and vice versa; and

(g) the language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and if an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any Person by virtue of the authorship of any of the provisions of this Agreement.

13.08 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or otherwise affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

13.09 Amendment. This Agreement may not be amended or modified except by an instrument in writing signed by or on behalf of each of the parties hereto.

13.10 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by a party without the prior written consent of all of the parties to this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

13.11 Benefit. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

13.12 Facsimile Signature; Counterparts. This Agreement may be executed by facsimile, e-mail or other electronic means, and in counterparts, all of which shall be considered originals and one and the same agreement, and shall become effective when such counterparts have been signed by each party and delivered, including by facsimile, to the other party.

13.13 Appointment of the Shareholders’ Representative; Shareholders’ Representative Fund.

(a) By approving this Agreement and executing a Letter of Transmittal, each of the Shareholders hereby irrevocably appoints the Person designated from time to time as its true and lawful attorney-in-fact, to act as its representative (each, a “Shareholders’ Representative”) under this Agreement and, as such, to act as such Shareholder’s agent (with full power of substitution) to take any action on such Shareholder’s behalf with respect to all matters relating to this Agreement and the transactions contemplated hereby. John E. Erskine, Jr. is hereby appointed and hereby accepts his appointment as the initial Shareholders’ Representative. Each Shareholder acknowledges that the appointment of the Shareholders’ Representative herein is coupled with an interest and may not be revoked. The initial Shareholders’ Representative accepts his appointment and authorization to act as attorney-in-fact and agent of the Shareholders.

(b) The initial Shareholders’ Representative will serve as the Shareholders’ Representative until the earlier of his resignation or removal (with or without cause) by the Shareholders holding a majority of the Shares as of the date hereof (which majority may include the Shares of the then-current Shareholders’ Representative) (a “Majority of the Shareholders”). Upon the resignation or removal of the initial Shareholders’ Representative, John E. Erskine, Jr. will select a new Shareholders’ Representative(s) who may resign or be removed or replaced (with or without cause) by a Majority of the Shareholders. Each time a new Shareholders’ Representative(s) is appointed pursuant to this Agreement, such representative will accept such position in writing.

(c) A Majority of the Shareholders will notify Buyer promptly in writing of each change of the Shareholders’ Representative. Until Buyer receives the foregoing written notice, Buyer will be entitled to assume that the Persons acting as the Shareholders’ Representative are still the duly authorized Shareholders’ Representative. Buyer will be entitled to rely upon as being binding upon each Shareholder any agreement, document, certificate or other instrument reasonably believed by Buyer to have been executed by the Shareholders’ Representative, and Buyer will not be liable to any Shareholder for any action taken or omitted to be taken in such reliance, or otherwise in reliance upon the instructions or directions given, or actions taken, by the Shareholders’ Representative that are contemplated or permitted to be given or taken thereby by the terms of this Agreement.

(d) In furtherance of the appointment of the Shareholders’ Representative herein made, each Shareholder, fully and without restriction: (i) agrees to be bound by all notices received and agreements and determinations made by and documents executed and delivered by the Shareholders’ Representative under this Agreement, and (ii) authorizes the Shareholders’ Representative to [a] deliver to Buyer all certificates and documents to be delivered to Buyer by the Shareholders pursuant to this Agreement, together with any certificates and documents executed by the Shareholders and deposited with the Shareholders’ Representative for such purpose, [b] dispute or refrain from disputing any claim made by Buyer under this Agreement, [c] negotiate and compromise any dispute which may arise under this Agreement, [d] pay any amounts due Buyer under this Agreement, [e] exercise or refrain from exercising any remedies available to the Shareholders under this Agreement, [f] sign any releases or other documents with respect to any such dispute or remedy, [g] waive any condition contained in this Agreement, [h] give such instructions and do such other things and refrain from doing such other things as the Shareholders’ Representative, in his sole discretion, deems necessary or appropriate to carry out the provisions of this Agreement, [i] receive on behalf of the Shareholders all amounts payable by Buyer to the Shareholders hereunder and not otherwise delivered to the Paying Agent (if any), and, subject to clauses [j], [k] and [l] below, pay to each Shareholder such Shareholder’s Pro Rata Share of such amounts, [j] pay out of the Shareholders’ Representative Fund and funds coming into the hands of the Shareholders’ Representative from Buyer (if any), all fees and expenses of the Shareholders (and the Shareholders’ Representative) incurred in connection with the transactions contemplated by this Agreement, including, without limitation, the fees and expenses of counsel, accountants, brokers and other professional advisors retained by or on behalf of the Shareholders (and the Shareholders’ Representative), or any of them, in connection with such transactions, [k] retain such counsel, accountants and other professional advisors as the Shareholders’ Representative reasonably deems necessary to assist him in the performance of his duties hereunder and pay the fees, costs and expenses thereof out of the Shareholders’ Representative Fund and funds coming into the hands of the Shareholders’ Representative from Buyer (if any), and [l] retain out of funds coming into the hands of the Shareholders’ Representative from Buyer (if any), such amounts as the Shareholders’ Representative, in his sole discretion, deems appropriate to be held as reserves for expected or potential future expenses or liabilities of the Shareholders hereunder and to pay such amounts to such parties as he deems appropriate. Payments made by the Shareholders’ Representative under clauses [d], [j] and [k] above shall be considered to be paid by the Shareholders based on their respective Pro Rata Shares.

(e) The Shareholders’ Representative shall have no obligation to obtain the consent of any Shareholder with respect to the payment out of the Shareholders’ Representative Fund of any expenses or liabilities incurred by the Shareholders’ Representative in his capacity as such. The Shareholders’ Representative shall provide to each Shareholder within forty-five (45) days after the end of calendar year 2012 and after the end of each calendar year thereafter a written accounting of the outstanding balance of the Shareholders’ Representative Fund, including an accounting of all expenses incurred in connection therewith.

(f) Within 10 days after the earlier of the 18-month anniversary of the Closing Date or the final resolution of the amount of any Disputed Claims, the Shareholders’ Representative shall distribute the entire remaining balance of the Shareholders’ Representative Fund (including any accrued interest earned thereon) to the Paying Agent with instructions to promptly disburse such amount to the Shareholders in accordance with their respective Pro Rata Shares.

(g) The Shareholders, jointly and severally, agree to indemnify the Shareholders’ Representative and to hold him harmless against any and all loss, liability or expense incurred without bad faith on the part of the Shareholders’ Representative and arising out of or in connection with his duties as the Shareholders’ Representative, including the reasonable costs and expenses incurred by the Shareholders’ Representative in defending against any claim or liability in connection herewith.

[The remainder of this page is intentionally blank. The signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day, month and year first above written.

BUYER: BADGER METER, INC.

BY:	/s/ Richard A. Meeusen
Richard A. Meeusen, Chairman, President and Chief Executive Offier

MERGER SUB: RFI ACQUISITION CORP.

BY:	/s/ Richard A. Meeusen
Richard A. Meeusen, President

THE COMPANY: RACINE FEDERATED INC.

BY:	/s/ John E. Erskine, Jr.
John E. Erskine, Jr., Chairman

SHAREHOLDERS’ REPRESENTATIVE:

/s/John E. Erskine, Jr.
John E. Erskine, Jr.

Signature page to Acquisition Agreement

List of Omitted Schedules and Exhibits

Pursuant to Item 601(b)(2) of Regulation S-K, the following schedules and exhibits to the Acquisition Agreement, dated as of December 30, 2011, by and among Racine Federated Inc., the Shareholders’ Representative (named herein), Badger Meter, Inc. and RFI Acquisition Corp., have not been provided herein:

Schedules

Schedule A	Shareholders and Shares
Schedule B	Net Working Capital Line Items, Practices, Principles and Methodologies
Schedule C	Parties to Voting Agreement

RACINE FEDERATED INC. DISCLOSURE SCHEDULE

Section 5.02	Subsidiaries
Section 5.04	Off-Balance Sheet Arrangements
Section 5.06	Real Property
Section 5.07(a)	Title
Section 5.08	Accounts Receivable
Section 5.10(a)	Material Contracts
Section 5.11	Litigation and Proceedings
Section 5.12	Environmental, Health and Safety Matters
Section 5.15	Employee Benefit Plans
Section 5.16	Labor Matters
Section 5.17	Intellectual Property
Section 5.20(a)	Major Customers and Suppliers
Section 5.20(b)	Dealers and Distributors
Section 5.21	Product Warranty and Product Liability
Section 5.22	Undisclosed Liabilities
Section 5.25	Insurance
Section 5.34	Officers and Directors; Bank Accounts

Exhibits

Exhibit A	Form of Voting and Joinder Agreement
Exhibit B	Form of Letter of Transmittal
Exhibit C	Form of Waiver and Release

The Company will furnish the omitted schedules to the Securities and Exchange Commission upon request by the Commission.